As filed with the Securities and Exchange Commission on April 27, 2004
Registration 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Quinton Cardiology Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3300396
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3303 Monte Villa Parkway

Bothell, Washington 98021
(425) 402-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Hinson

President and Chief Executive Officer
Quinton Cardiology Systems, Inc.
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stewart M. Landefeld	Gordon E. Crim
Eric A. DeJong	Lucas Schenck
Perkins Coie LLP	Foster Pepper Tooze LLP
1201 Third Avenue, 48th Floor	601 S.W. Second Avenue, Suite 1800
Seattle, Washington 98101-3099	Portland, Oregon 97204
(206) 359-8000	(503) 221-1512

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price Per	Aggregate Offering	Amount of
of Securities to be Registered	Registered(1)	Unit(2)	Price(2)	Registration Fee

Common Stock, $0.001 par value per share	3,450,000	$13.08	$45,126,000	$5,717.46

(1)	Includes 450,000 shares that underwriters have an option to purchase to cover over-allotments.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on April 23, 2004.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2004

PROSPECTUS
3,000,000

Common Stock

         We are offering 3,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “QUIN.” On April 23, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $13.07 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to Quinton Cardiology Systems, Inc.	$	$

      The underwriters have an option to purchase up to an additional 450,000 shares of common stock from us to cover over-allotments.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.	SunTrust Robinson Humphrey

Adams, Harkness & Hill, Inc.	Delafield Hambrecht, Inc.

The date of this prospectus is April      , 2004

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by and should be read together with more detailed information and audited financial statements, including the related notes, contained or incorporated herein by reference in this prospectus. Except as expressly indicated or unless the context otherwise requires, the terms “us,” “we” and “our” refer to Quinton Cardiology Systems, Inc. and its consolidated subsidiaries.

Our Company

      We develop, manufacture, market, and service a family of advanced cardiology products used in the diagnosis, monitoring, and management of patients with heart disease. Our products are sold to cardiologists and other healthcare providers. Our products are generally easy to use, with intuitive user interfaces. Many of our products are built on a Microsoft Windows-based software architecture designed to integrate critical data capture, provide enterprise level access to data, and scale to meet the requirements of a variety of cardiovascular care facilities.

      Our products include:

•	electrocardiography systems;

•	stress test systems;

•	Holter monitoring systems;

•	cardiac rehabilitation telemetry systems; and

•	cardiology data management systems.

      In addition, we sell a variety of ancillary cardiology products and supplies related to our principal products. We also offer a combination of online, telephone, and on-site technical assistance services, including assistance 24 hours a day, seven days a week, as well as network analysis, design and implementation, and training and education.

      Based on industry reports and management estimates, we believe our products and services address a market for advanced cardiology products in excess of $1.0 billion. These industry reports and management estimates also suggest this market is growing at an annual rate of approximately 4%, with the cardiac rehabilitation and cardiology data management markets growing at annual rates of approximately 13% and 12%, respectively. Due to our deep cardiology expertise, broad range of products, and global distribution network, we believe we are well positioned to continue to expand our market share in these markets.

Our Advantages:

      We believe our business has the following advantages:

•	our focus on cardiology enables us to quickly introduce new products and grow our revenues efficiently;

•	our brands are among the most respected names in the field of cardiology;

•	our estimated installed base of over 50,000 units worldwide represents a substantial target market for future sales;

•	our products are among the technology leaders in the principal markets we serve;

•	our comprehensive global distribution network provides broad market access; and

•	our management team has extensive experience in medical device and growth-oriented technology companies and in making successful acquisitions.

Our Growth Strategy

      Our growth strategy is to expand our domestic installed base through sales of new versions of our products, to increase our penetration of international markets through product localization and alliances, to develop industry-leading connectivity solutions for cardiology products, and to make strategic acquisitions.

      We intend to execute this strategy by:

•	increasing our U.S. market share by leveraging our installed base and by continuing to offer our customers a broad range of market-leading products and services;

•	expanding international sales by selectively localizing our products, utilizing our international distribution network, and forming strategic alliances;

•	improving connectivity by developing products that enable our customers to connect to a wide array of devices and data systems to enhance their abilities to analyze and manage clinical data; and

•	pursuing strategic acquisitions of businesses, product lines, assets, or technologies that are complementary to our business or offer us other benefits.

Corporate Information

      Quinton Cardiology Systems, Inc., a Delaware corporation formed in 2002, is the successor to various entities that have owned and operated a cardiology business that was originally incorporated in 1966. Our two principal operating subsidiaries are Quinton Cardiology, Inc. and Burdick, Inc. We acquired Burdick, Inc. in January 2003 and have successfully integrated the Burdick and Quinton operations. We are in the process of legally combining Burdick, Inc. into Quinton Cardiology, Inc. We market our products under the Quinton and Burdick brand names.

      Our principal executive offices are located at 3303 Monte Villa Parkway, Bothell, Washington 98021 and we may be contacted by telephone at (425) 402-2000. We maintain an Internet site at http://www.quinton.com. We make available free of charge on or through our Internet site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We will voluntarily provide electronic or paper copies of our filings free of charge upon request. The information posted on our Internet site is not deemed a part of this prospectus.

The Offering

Common stock offered by Quinton Cardiology Systems, Inc.	3,000,000
Common stock to be outstanding after the offering	15,281,401
Use of proceeds	We expect to use the net proceeds from this offering to acquire businesses, product lines, assets or technologies that are complementary to our business or offer other strategic benefits, to repay all amounts currently outstanding under our line of credit, and for general corporate purposes.
Nasdaq National Market Symbol	QUIN

      The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on March 31, 2004 and assumes no exercise of the underwriters’ over-allotment option. This number also does not include:

•	2,259,224 shares of common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $5.44 per share;

•	87,132 additional shares of common stock available for future issuance under our stock option plans as of March 31, 2004 (excluding shares that may be available for future issuance pursuant to the automatic annual increase provisions set forth in our stock option plans); and

•	538,811 additional shares of common stock available for issuance under our 2002 Employee Stock Purchase Plan (excluding shares that may be available for future issuance pursuant to the automatic annual increase provisions set forth in our employee stock purchase plan).

Summary Consolidated Financial Data

      The following table summarizes our financial data and should be read together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and with our financial statements and the related notes thereto incorporated by reference into this prospectus.

      The summary consolidated statement of operations data for the years ended December 31, 2001, 2002, and 2003 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary balance sheet data at March 31, 2004 and the summary statement of operations data for the fiscal quarters ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements for the three-month period then ended, which statements are incorporated by reference into this prospectus and which in the opinion of management contain all adjustments, including normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year. The “As Adjusted” data reflected below gives effect to the receipt of the net proceeds by us of the sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $13.07 per share, the last reported sale price of our common stock on April 23, 2004, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Fiscal Year Ended December 31,			Three Months Ended March 31,

	2001	2002	2003(1)	2003(1)	2004

	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Systems	$33,833	$37,389	$71,557	$16,957	$18,526
Service	9,041	9,107	12,839	3,326	3,126

Total revenues	42,874	46,496	84,396	20,283	21,652

Cost of Revenues:
Systems	21,170	23,247	43,955	10,652	10,275
Service	4,850	4,636	7,176	1,787	1,925
Total cost of revenues	26,020	27,883	51,131	12,439	12,200

Gross profit	16,854	18,613	33,265	7,844	9,452

Operating Expenses:
Research and development	5,459	5,126	8,086	2,087	1,831
Write off acquired in-process research and development	—	—	1,290	1,290	—
Sales and marketing	9,210	9,974	17,669	4,326	4,371
General and administrative (excluding stock-based compensation)	4,913	5,273	7,669	2,027	2,088
Stock-based compensation	2,664	111	74	18	18

Total operating expenses	22,246	20,484	34,788	9,748	8,308

Operating income (loss)	(5,392)	(1,871)	(1,523)	(1,904)	1,144

	Fiscal Year Ended December 31,			Three Months Ended March 31,

	2001	2002	2003(1)	2003(1)	2004

	(dollars in thousands, except per share data)
Other Income (Expense):
Interest income (expense), net	(939)	330	(212)	20	(41)
Write-off note receivable and accrued interest	(1,106)	—	—	—	—
Other income (expense), net	74	(6)	(11)	4	—

Total other income (expense)	(1,971)	324	(223)	24	(41)

Income (loss) from continuing operations before income taxes	(7,363)	(1,547)	(1,746)	(1,880)	1,103

Income tax benefit (provision)	205	192	(62)	—	(35)

Income (loss) from continuing operations before minority interest in loss of consolidated entity	(7,158)	(1,355)	(1,808)	(1,880)	1,068
Minority interest in loss of consolidated entity	—	—	25	21	20

Income (loss) from continuing operations	(7,158)	(1,355)	(1,783)	(1,859)	1,088
Discontinued operations:
Loss on sales, net	(831)	—	—	—	—

Net income (loss)	$(7,989)	$(1,355)	$(1,783)	$(1,859)	$1,088

Income (loss) from continuing operations per share:
Basic	$(11.37)	$(0.17)	$(0.15)	$(0.15)	$0.09
Diluted	$(11.37)	$(0.17)	$(0.15)	$(0.15)	$0.08
Shares used in per share calculations:
Basic	629,647	7,887,659	12,147,720	12,093,777	12,244,515
Diluted	629,647	7,887,659	12,147,720	12,093,777	13,187,087

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$163	$36,520
Working capital	7,364	43,721
Total assets	48,231	84,588
Long-term liabilities	1,185	1,185
Total shareholders’ equity	27,464	63,821

(1)	During the three months ended March 31, 2003, we recorded an acquisition related charge to cost of revenues of $300,000 and an acquisition related charge to write off acquired in-process research and development costs of $1,290,000. In addition, during the third and fourth quarters of 2003, we recorded charges to cost of revenues totaling $1,418,000 relating to severance and other items in connection with the consolidation of our manufacturing operations, which was completed prior to the end of 2003.

RISK FACTORS

      In addition to the other information contained in this prospectus, the following risk factors could affect our actual results and could cause our actual results to differ materially from those achieved in the past or expressed in our forward-looking statements. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Company

The unpredictability of our quarterly revenues and operating results may cause the trading price of our stock to decrease.

      Our quarterly revenues and operating results have varied in the past and may continue to vary in the future due to a number of factors, many of which are outside of our control. Factors contributing to these fluctuations may include:

•	the impact of acquisitions, divestitures, strategic alliances, and other significant corporate events;

•	changes in our ability to obtain products and product components that are manufactured for us by third parties, such as Holter monitors, as well as variations in prices of these products and product components;

•	delays in the development or commercial introduction of new versions of products and systems;

•	the ability to attain and maintain production volumes and quality levels for our products and product components;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	the successful implementation of our system-oriented sales approach;

•	changes in the demand for our products and systems;

•	varying sales cycles that can take up to a year or more;

•	changes in the mix of products and systems we sell;

•	unpredictable budgeting cycles of our customers;

•	delays in obtaining regulatory clearance for new versions of our products and systems;

•	increased product and price competition;

•	the impact of regulatory changes on the availability of third-party reimbursement to customers of our products and systems;

•	the loss of key personnel;

•	the loss of key distributors or distribution companies;

•	the impact of exchange rate fluctuations on our operating results and the carrying value of our assets and liabilities; and

•	seasonality in the sales of our products and systems.

      Due to the factors summarized above, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance and should not be relied on to predict future operating results. Also, it is possible that, in future periods, our operating results will not meet the expectations of public market analysts or investors. In that event, the price of our common stock may decrease.

We may make future acquisitions, which involve numerous risks that could harm our business and results of operations.

      As part of our growth strategy, we intend to selectively acquire other businesses, product lines, assets, or technologies. Successful execution of our acquisition strategy depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and, if necessary, to obtain satisfactory debt or equity financing. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the risk that acquired lines of business may reduce or replace the sales of existing products; and

•	the potential loss of key employees of the acquired companies.

      Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. We must also manage any growth effectively. Failure to manage growth effectively and successfully integrate acquisitions we make could harm our business and operating results in a material way.

We may need additional capital to continue our acquisition growth strategy.

      Successful continued execution of our acquisition strategy also depends upon our ability to obtain satisfactory debt or equity financing. We may require additional debt or equity financing to make any further significant acquisitions. Such financing may not be available on terms that are acceptable to us or at all. If we are required to incur additional indebtedness to fund acquisitions in the future, our cash flow may be negatively affected by additional debt servicing requirements and the terms of such indebtedness may impose covenants and restrictions that provide us less flexibility in how we operate our business. Fluctuations in our stock price may make it difficult to make acquisitions using our stock as consideration. Moreover, use of our stock to fund acquisitions may have a significant dilutive effect on existing shareholders.

Failure to keep pace with changes in the marketplace may cause us to lose market share and our revenues may decrease.

      The marketplace for diagnostic cardiology systems is characterized by rapid change and technological innovation, requiring suppliers in the market to regularly update product features and incorporate new technologies in order to remain competitive. In developing and enhancing our products we have made, and will continue to make, assumptions about which features, technology standards and performance criteria will be attractive to, or demanded by, our customers. If we implement features, standards and performance criteria that are different from those required by our customers or if our competitors introduce products and systems that better address these needs, our products may suffer declines in market acceptance or may become obsolete. In that event, our market share and revenues would likely decrease.

Failure to develop and commercialize new versions of our products would cause our operating results to suffer, both domestically and internationally.

      To be successful, we must develop and commercialize new versions of our products for both domestic and international markets. Our products are technologically complex and must keep pace with rapid and significant technological change, comply with rapidly evolving industry standards and government regulations, and compete effectively with new product introductions of our competitors. Accordingly, many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Our success in developing and commercializing new versions of our products is affected by our ability to:

•	accurately assess customer needs;

•	develop products that are easy to use;

•	minimize the time required to obtain, as well as the costs of, required regulatory clearance or approval;

•	price competitively;

•	manufacture and deliver on time;

•	accurately predict and control costs associated with manufacturing, installation, warranty and maintenance;

•	manage customer acceptance and payment;

•	limit demands by our customers for retrofits;

•	access new interface standards needed for product connectivity;

•	anticipate and meet demands of our international customers for products featuring local language capabilities; and

•	anticipate and compete effectively with our competitors’ efforts.

      The rate of market acceptance of our current or future products and systems may impact our operating results. In addition, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. Such difficulties and delays could cause our development expenses to increase and harm our operating results.

If market conditions cause us to reduce the selling price of our products and systems, or our market share is negatively affected by the activities of our competitors, our margins and operating results will decrease.

      The selling price of our products and systems and the extent of our market share are subject to market conditions. Market conditions that could impact these aspects of our operations include:

•	lengthening of buying or selling cycles;

•	the introduction of competing products;

•	price reductions by our competitors;

•	development of more effective products by our competitors;

•	hospital budgetary constraints; and

•	changes in the reimbursement policies of government and third-party payers.

      If such conditions force us to sell our products and systems at lower prices, or if we are unable to effectively develop and market competitive products, our market share, margins and operating results will likely decrease.

Our future financial results could be adversely impacted by asset impairments or other charges.

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that we cease amortization of goodwill and other intangible assets determined to have indefinite lives, and established a method of testing these assets for impairment on an annual or on an interim basis if certain events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying value or if the fair value of intangible assets with indefinite lives falls below their carrying value. We also evaluate intangible assets determined to have finite lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors such as a decline in our market value below our book value for an extended period of time. In the case of intangible assets with indefinite lives, we evaluate whether events or circumstances continue to support an indefinite useful life. We evaluate the estimated lives of all intangible assets on an annual basis, including those with indefinite lives, to determine if events and circumstances continue to support an indefinite useful life or the remaining useful life, as applicable, or if a revision in the remaining period of amortization is required. The amount of any such annual or interim impairment charge could be significant, and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

      We own preferred equity securities of a privately held company, ScImage, Inc., which we account for using the cost method. The fair value of our investment is not readily determinable from published market data, so we use our judgment to estimate the fair value. There can be no assurance that the estimated fair value of this investment will not decline to an amount below its carrying amount, in which case we would be required to record a loss on this investment.

If we fail to maintain our relationships with distribution organizations, our sales and operating results may suffer.

      We sell our products to the domestic primary care market and to substantially all international markets principally through third party distribution organizations. While we have well established relationships with these distribution organizations, the underlying agreements are generally for periods of one year or less. One of these domestic distribution organizations, Physicians Sales and Service, Inc., accounted for 14% of our revenues in 2003. If these agreements are cancelled or if we are unable to renew them as they expire, our sales and operating results may suffer materially.

      Our international distribution relationships may be terminated on little or no notice because we do not generally have long-term contracts with these distributors. Consequently, our success in expanding international sales may be limited if our international distributors lack, or are unable to develop, relationships with important target customers in international markets.

      If our relationships change with any significant distribution organization, or if any of our distribution organizations devote more effort to selling competing products and systems, our sales and operating results may suffer and our growth may be limited.

Our lack of customer purchase contracts and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenues, higher expenses and reduced margins.

      Our customers typically order products on a purchase order basis, and we do not generally have long-term purchase contracts. In limited circumstances, customer orders may be cancelled, changed or delayed on short notice. Lack of significant order backlog makes it difficult for us to forecast future sales with certainty. Long and varying sales cycles with our customers make it difficult to accurately forecast component and product requirements. These factors expose us to a number of risks:

•	if we overestimate our requirements we may be obligated to purchase more components or third-party products than is required;

•	if we underestimate our requirements, our third-party manufacturers and suppliers may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues;

•	we may also experience shortages of product components from time to time, which also could delay the manufacturing of our products; and

•	over or under production can lead to higher expense, lower than anticipated revenues, and reduced margins.

If suppliers discontinue production of purchased components of our products and we are unable to secure alternative sources for these components on a timely basis, our ability to ship products to our customers may be adversely affected, our revenues may decline and our costs may increase as a result.

      For a variety of reasons, including but not limited to relatively low volumes, our suppliers may discontinue production of component parts for our products. Alternative sources of these components may result in higher costs. In addition, if we are unable to secure alternative sources for these components, significant delays in product shipments may result while we re-engineer our products to utilize available components. This could result in reduced revenues, higher costs or both.

Undetected product errors or defects could result in increased warranty costs, loss of revenues, product recalls, delayed market acceptance, and claims against us.

      Any errors or defects in our products discovered after commercial release could result in:

•	failure to achieve market acceptance;

•	loss of customers, revenues, and market share;

•	diversion of development resources;

•	costs associated with product recalls;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

Inadequate levels of reimbursement from governmental or other third-party payers for procedures using our products and systems may cause our revenues to decrease.

      Significant changes in the healthcare systems in the U.S. or elsewhere could have a significant impact on the demand for our products and services as well as the way we conduct business. Federal, state, and local governments have adopted a number of healthcare policies intended to curb rising healthcare costs. In the U.S., healthcare providers that purchase our products and systems generally rely on governmental and other third-party payers, such as federal Medicare, state Medicaid, and private health insurance plans, to pay for all or a portion of the cost of heart-monitoring procedures and consumable products utilized in those procedures. The availability of such reimbursement affects our customers’ decisions to purchase capital equipment. Denial of coverage or reductions in levels of reimbursement for procedures performed using our products and systems by governmental or other third-party payers would cause our revenues to decrease. We are unable to predict whether federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if clearances or approvals are delayed, we will be unable to commercially distribute and market our products in the U.S. and other jurisdictions.

      Our products are medical devices that are subject to significant regulation in the U.S. and in foreign countries where we do business. The processes for obtaining regulatory approval can be lengthy and expensive, and the results are unpredictable. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, it could adversely affect our revenues and profitability.

Recent and future federal and state regulations in the U.S. relating to patient privacy could impose burdens on us.

      Federal and state laws regulate the confidentiality of certain patient health information, including patient records, and the use and disclosure of that protected health information. We are subject to these regulations when we access, collect, and analyze patient data. Our compliance obligations with these regulations would include agreeing, typically by contract, to use that protected health information only for certain purposes, to safeguard that information from misuse and to help those providers comply with their duties to provide patients with access to their health information. Failure to comply with these regulations could restrict our ability to sell products to customers and could result in penalties, which could negatively impact our financial results. In addition, our products must have features that permit health care providers to comply with these regulations. We continually evaluate the applicability of these regulations to our existing and new products and services and our compliance obligations. To the extent these regulations change in the future, we may need to devote additional resources in the future in order to comply with these regulations.

We depend on the expertise of key personnel to manage our businesses effectively in a changing market, and if we lose one or more members of our senior management team or if our management team does not work together effectively, our business could be harmed.

      The success of our business depends in part on key managerial, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such key personnel with other companies, academic institutions, government entities, and other organizations. We do not have agreements whereby our employees agree not to compete with us, nor do we maintain key person life insurance on any of our executive officers. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel, hire or retain other qualified personnel in the future, or if some or all of our key personnel decided to join a competitor or otherwise compete with us.

      Several of our existing management personnel have held their current positions for less than two years, including our Vice President, Acute Care, Vice President, Marketing and Vice President, Operations. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. Our business may be harmed if we do not successfully allocate responsibilities among our management team or if some of our management do not succeed in their roles.

Competition may decrease our market share and cause our revenues to decrease.

      The diagnostic cardiology systems market is highly competitive and we expect competition to intensify in the future. A small number of companies, all of which are larger than us, dominate the market. Some of our larger competitors, such as General Electric Company and Koninklijke Philips Electronics N.V., may have:

•	greater financial and other resources;

•	greater variety of products;

•	greater pricing flexibility;

•	more extensive technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition; and

•	larger distribution networks.

      As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, price our products competitively or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” with non-competing products, systems, and services that they sell to our customers, and we may not be able to profitably match those discounts. Our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or noncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. If we are unable to develop competitive products, gain regulatory approval or clearance and supply sufficient quantities of such products to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, and our revenues and operating results may suffer.

If we do not maintain or grow revenues from our support services or consumables, our operating and financial results may be negatively impacted.

      A significant portion of our revenues is generated from post-sale support services we provide for our products and from the sale of ancillary cardiology products and consumables related to our products and systems, such as patented electrodes, pads, cables, leads, and thermal chart paper. As hospitals expand their in-house capabilities to service diagnostic equipment and systems, they may be able to service our products without additional support from us. In addition, our customers may express an increasing preference for ancillary cardiology products and consumables that are manufactured or provided by other vendors. Any of these events could result in a decline in our revenues and a resulting adverse effect on our financial and operating results.

Failure to adequately protect our intellectual property rights will cause our business to suffer.

      Our success depends in part on obtaining, maintaining, and enforcing our copyrights, patents and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trade secret, copyright, know-how, and trademark laws, license agreements and contractual provisions to establish our intellectual property rights and protect our products. The precautionary steps we have taken may not adequately protect our intellectual property rights.

      Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents. We may not be able to protect our rights in unpatented technology, trade secrets, and confidential information effectively. We require our new employees, consultants, and corporate partners to execute a confidentiality agreement at the commencement of their employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time and our operating results would suffer.

      Third parties may claim that our products and systems infringe on third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in the U.S., patent applications are maintained in secrecy for up to eighteen months after their filing dates. Moreover, patent applications can be maintained in secrecy until they issue, if they were filed before November 29, 2000, are not subject to publication in any country, or have otherwise properly requested maintaining secrecy to issuance. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. In the event a competitor were to challenge our patents or licenses, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources but also divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

If we fail to successfully enter into strategic alliances to generate growth, our operating results may be negatively affected.

      A component of our growth strategy is to enter into strategic alliances in order to complement and expand our current product and service offerings and distribution. There can be no assurances that a strategic alliance will perform as expected or generate significant revenues or profits. If we do not identify potential strategic alliances or enter into strategic alliances that fail to generate additional revenue, our operating and financial results may be negatively impacted.

Our liquidity and financial condition could be adversely impacted if we are unable to satisfy our obligations under our revolving credit facility or any future debt arrangements.

      In December 2002, in order to provide additional funding for the acquisition of Burdick, we established a $12.0 million revolving credit facility with Silicon Valley Bank, with available borrowings subject to certain accounts receivable and inventory provisions. This facility has a term of two years. Outstanding borrowings under the facility were $0.9 million at March 31, 2004. The credit facility contains standard negative covenants and restrictions on actions by us, including but not limited to, activity related to our common stock repurchases, liens, investments, capital expenditures, indebtedness, restricted payments including cash payments of dividends, and fundamental changes in, or disposition of our assets. Certain of these actions may be taken by us with the consent of the lender. The credit agreement requires that we meet certain financial covenants, namely a minimum tangible net worth measure. We may in the future enter into additional debt arrangements that contain similar or additional covenants. If we are unable to maintain the financial performance necessary to comply with the financial covenants in the credit agreement or in other debt arrangements we enter into, we may be deemed in breach our obligations and these covenants, which could result in an acceleration of our debt. In addition, these financial covenants may limit our ability to incur additional debt. Any of these events could adversely affect the value of our common stock, and our access to capital could be negatively impacted. We cannot assure you that we will generate sufficient cash flow or be able to obtain sufficient funding or take other actions to satisfy our debt service requirements.

Risk Related to Our Stock and this Offering

Our stock price has fluctuated significantly, and we expect the trading price of our common stock to remain highly volatile.

      The trading price of our common stock has fluctuated significantly. The market price of our common stock may decline as a result of a number of factors. Factors that could cause fluctuations in the market price of our common stock include:

•	actual and anticipated variations in our operating results;

•	general economic and market conditions, including changes in demand in the medical device industry and the end markets which we serve;

•	interest rates;

•	geopolitical conditions throughout the world;

•	perceptions of the strengths and weaknesses of the medical device industry and the end markets which we serve;

•	our ability to pay principal and interest on our debt when due;

•	developments in our relationships with our lenders, customers, and/or suppliers;

•	announcements of alliances, mergers or other relationships by or between our competitors and/or our suppliers and customers;

•	announcements of plant closings, layoffs, restructurings or bankruptcies by our competitors; and

•	developments related to regulations, including FDA regulations.

      We expect this volatility to continue in the future. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the medical device industry and that may be unrelated to the operating performance of the companies within these industries. These broad market fluctuations may adversely affect the market price of our common stock and limit our ability to raise capital or finance transactions using equity instruments.

We have discretion as to the use of the proceeds from this offering and may not obtain a significant return on the use of these proceeds.

      Our management has discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our shareholders may not agree. See “Use of Proceeds.” Investment of the proceeds may not yield a favorable return.

You will suffer a substantial dilution in the net tangible book value of the common stock you purchase.

      The offering price of our common stock will be substantially higher than the unaudited net tangible book value per share of our common stock of $0.95 as of March 31, 2004, which is based on 12,281,401 shares of our common stock outstanding as of that date and assumes no exercise of outstanding options. Based on the assumed offering price of $13.07 per share and after taking into account applicable underwriting discounts and estimated offering expenses payable by us, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $11.64 per share in the net tangible book value of the common stock. To the extent options are exercised, you will suffer further dilution.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, such as our objectives, expectations and intentions. Our actual results could differ materially from results that may be anticipated by such forward-looking statements and discussed elsewhere herein or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to those discussed under the caption “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this prospectus and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

USE OF PROCEEDS

      The net proceeds to us from the sale of the 3,000,000 shares of common stock that we are offering will be approximately $36,357,400, assuming a public offering price of $13.07 per share (the last reported sales price of our common stock on the Nasdaq National Market on April 23, 2004), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The net proceeds could be as high as $41,886,010 if the underwriters exercise the over-allotment option at an assumed public offering price of $13.07. The actual public offering price could be higher or lower than this assumed public offering price, and the actual net proceeds will vary accordingly. We expect to use the net proceeds from this offering to acquire businesses, product lines, assets or technologies that are complementary to our business or offer strategic benefits, to repay all amounts currently outstanding under our line of credit, and for general corporate purposes. As of March 31, 2004, our outstanding indebtedness under this line of credit was approximately $923,000.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “QUIN.” The following table sets forth, for the periods indicated, high and low closing sales prices for our common stock as quoted on the Nasdaq National Market since May 6, 2002, the date our common stock began trading.

	High	Low

Fiscal Year Ended December 31, 2002
Second Quarter (from May 6, 2002)	$9.06	$7.19
Third Quarter	8.85	5.41
Fourth Quarter	7.90	4.54
Fiscal Year Ended December 31, 2003
First Quarter	$7.77	$5.25
Second Quarter	8.13	5.14
Third Quarter	8.85	7.20
Fourth Quarter	8.49	7.20
Fiscal Year Ended December 31, 2004
First Quarter	$11.89	$7.87
Second Quarter (through April 26, 2004)	13.92	11.35

      The last reported sales price of our common stock on the Nasdaq National Market as of April 26, 2004 was $13.35 per share. As of March 1, 2004, there were 133 shareholders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth:

•	our actual capitalization as of March 31, 2004, and

•	our adjusted capitalization gives effect to the issuance and sale of 3,000,000 shares of our common stock offered by us in this offering at an assumed public offering price of $13.07 per share and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

      You should read this table in conjunction with the financial statements and related notes and other financial information included elsewhere in this prospectus or incorporated by reference herein.

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$163	$35,597

Borrowings against line of credit	$923	$0

Current portion of long-term debt	$272	$272

Shareholders’ equity:
Preferred stock (10,000,000 shares authorized), $0.001 par value, no shares outstanding as of March 31, 2004
Common stock (65,000,000 shares authorized), $0.001 par value, 12,281,401 shares issued and outstanding as of March 31, 2004	45,843	82,200
Deferred stock-based compensation	(88)	(88)
Accumulated deficit	(18,291)	(18,291)

Total shareholders’ equity	27,464	63,821

Total capitalization	$27,464	$63,821

      The number of shares in the above table excludes:

•	2,259,224 shares of common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $5.44 per share;

•	87,132 additional shares of common stock available for future issuance under our stock option plans as of March 31, 2004 (excluding shares that may be available for future issuance pursuant to the automatic annual increase provisions set forth in our stock option plans);

•	583,811 additional shares of common stock available for issuance under our 2002 Employee Stock Purchase Plan (excluding shares that may be available for future issuance pursuant to the automatic annual increase provisions set forth in our employee stock purchase plan); and

•	any shares purchased by the underwriters pursuant to the exercise of the over-allotment option.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data for the fiscal years ended December 31, 1999, December 31, 2000, December 31, 2001, December 31, 2002, and December 31, 2003 and the three months ended March 31, 2003 and March 31, 2004, should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference into this prospectus and the information contained herein under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following selected consolidated financial data for each of the five years in the period ended December 31, 2003 is derived from our audited consolidated financial statements and the financial data for the three months ended March 31, 2003 and March 31, 2004 is derived from our unaudited interim condensed consolidated financial statements in our quarterly report on Form 10-Q for the quarter ended March 31, 2004, which is incorporated by reference into this prospectus. Historical results are not necessarily indicative of future results.

						Three Months Ended
	Fiscal Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Systems	$59,678	$41,318	$33,833	$37,389	$71,557	$16,957	$18,526
Service	10,240	9,416	9,041	9,107	12,839	3,326	3,126

Total revenues	69,918	50,734	42,874	46,496	84,396	20,283	21,652
Cost of Revenues:
Systems	36,634	28,447	21,170	23,247	43,955	10,652	10,275
Service	5,804	5,272	4,850	4,636	7,176	1,787	1,925

Total cost of revenues	42,438	33,719	26,020	27,883	51,131	12,439	12,200

Gross profit	27,480	17,015	16,854	18,613	33,265	7,844	9,452

Operating Expenses:
Research and development	7,078	7,479	5,459	5,126	8,086	2,087	1,831
Write off acquired in-process research and development	—	—	—	—	1,290	1,290	—
Sales and marketing	15,872	13,306	9,210	9,974	17,669	4,326	4,371
General and administrative (excluding stock-based compensation)	5,179	4,525	4,913	5,273	7,669	2,027	2,088
Restructuring costs	—	645	—	—	—	—	—
Stock-based compensation(1)	67	215	2,664	111	74	18	18

Total operating expenses	28,196	26,170	22,246	20,484	34,788	9,748	8,308

Operating income (loss)	(716)	(9,155)	(5,392)	(1,871)	(1,523)	(1,904)	1,144

Other Income (Expense):
Interest income (expense), net	(1,517)	(302)	(939)	330	(212)	20	(41)
Write-off note receivable and accrued interest	—	—	(1,106)	—	—	—	—
Other income (expense), net	182	369	74	(6)	(11)	4	—

Total other income (expense)	(1,335)	67	(1,971)	324	(223)	24	(41)

Income (loss) from continuing operations before income taxes	(2,051)	(9,088)	(7,363)	(1,547)	(1,746)	(1,880)	1,103
Income tax benefit (provision)	(27)	2,088	205	192	(62)	—	(35)

Income (loss) from continuing operations before minority interest in loss of consolidated entity	(2,078)	(7,000)	(7,158)	(1,355)	(1,808)	(1,880)	1,068
Minority interest in loss of consolidated entity	—	—	—	—	25	21	20

Income (loss) from continuing operations	(2,078)	(7,000)	(7,158)	(1,355)	(1,783)	$(1,859)	1,088
Discontinued Operations:
Income from operations, net	448	—	—	—	—	—	—
Gain (loss) on sale, net	4,732	—	(831)	—	—	—	—

Net income (loss)	$3,102	$(7,000)	$(7,989)	$(1,355)	$(1,783)	$(1,859)	$1,088

Income (loss) from continuing operations per share(2)
Basic	$(7.16)	$(13.94)	$(11.37)	$(0.17)	$(0.15)	$(0.15)	$0.09

Diluted	$(7.16)	$(13.94)	$(11.37)	$(0.17)	$(0.15)	$(0.15)	$0.08

Shares used in per share calculations(2)
Basic	290,264	502,065	629,647	7,887,659	12,147,720	12,093,777	12,244,515
Diluted	290,264	502,065	629,647	7,887,659	12,147,720	12,093,777	13,187,087

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$801	$423	$218	$19,382	$185	$737	$163
Working capital	5,382	(944)	(3,450)	20,584	5,967	4,685	7,364
Total assets	32,682	23,654	17,466	42,050	48,317	50,744	48,231
Long-term liabilities	—	—	831	363	1,180	1,428	1,185
Total shareholders’ equity	11,384	5,471	57	27,309	26,132	25,512	27,464

(1)	Stock-based compensation charges, though reported separately in the statement of operations, are attributed to general and administrative expenses.

(2)	See Note 2 to the consolidated financial statements contained in our annual report on Form 10-K for the year ended December 31, 2003, for a reconciliation of the denominators used in computing basic and diluted loss per share from continuing operations for 2001, 2002 and 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with “Selected Financial Data” included elsewhere in this prospectus and our consolidated financial statements and the related notes incorporated by reference into this prospectus.

Overview

      We develop, manufacture, market and service a family of advanced cardiology products used in the diagnosis, monitoring and management of patients with heart disease. Our products include electrocardiographs, stress test systems, Holter monitoring systems, cardiac rehabilitation telemetry systems, cardiology data management systems, medical treadmills, and patented electrodes. We also sell a variety of ancillary cardiology products and consumables related to our principal products. We sell our products under the Quinton and Burdick brand names.

      On January 2, 2003, we concluded the purchase of 100% of the stock of Spacelabs Burdick, Inc., which we refer to as Burdick. Based in Deerfield, Wisconsin, Burdick had approximately 150 employees. Burdick’s historical strength in electrocardiographs, Holter monitors, and cardiology information systems, combined with its distribution network focused on U.S. physicians’ offices, complemented Quinton’s strength in cardiac stress testing and cardiac rehabilitation monitoring and its hospital-focused direct sales force.

      We categorize our revenues as either systems revenue, which includes capital equipment and related items, or service revenue, which includes service contracts, equipment repair and replacement part sales. We derive our revenues primarily from the sale of our cardiology products and related consumables, and to a lesser extent, from services.

      Our operating results have depended, and will continue to depend, upon the continued adoption of our products by cardiologists and other healthcare providers. The rate of adoption is influenced significantly over the longer term by government laws and mandates, physician group guidelines, performance and pricing of our products, relationships with key physicians and hospitals, and other factors.

      Our quarterly revenues also may be impacted by other factors including the length of our sales cycle, the timing of sales orders, budget cycles of our customers, competition, the timing and introduction of new versions of our products, the loss of, or difficulties affecting, key personnel and distributors, the timing of the implementation of screening mandates, changes in market dynamics, the timing of product developments or market introductions and acquisitions or divestitures. These factors have impacted our historical results to a greater extent than has seasonality. Combinations of these factors have historically influenced our growth rate and profitability significantly in one period compared to another, and may continue to influence future periods and compromise our ability to make accurate forecasts.

      We derive a portion of our service revenue from sales of separate extended maintenance arrangements. We defer these revenues based on the time period of the maintenance arrangements and recognize these revenues over the applicable maintenance period.

      Domestic sales accounted for an average of approximately 93% of our revenues during each of the last three years.

      Cost of revenues consists primarily of the costs associated with manufacturing, assembling and testing our products, related overhead costs, amortization of acquired technology, and compensation and other costs related to manufacturing support and logistics. We rely on third parties to manufacture certain of our product components. Accordingly, a significant portion of our cost of revenues consists of payments to these manufacturers. Cost of service revenue consists of customer support costs, training and professional service expenses, parts, and compensation. In addition, our hardware products carry a warranty period that includes factory repair services or replacement parts as needed. We accrue estimated expenses for warranty obligations at the time products are shipped.

      Our gross profit has been and will continue to be affected by a variety of factors, including competition, the mix and average selling prices of products, maintenance and services, new versions of products, the cost of components and manufacturing labor, fluctuations in manufacturing volumes, component shortages, and the mix of distribution channels through which our products are sold. Our gross profit will be adversely affected by price declines if we are unable to reduce costs on existing products or to introduce new versions of products with higher margins.

      Research and development expenses consist primarily of salaries and related expenses for development and engineering personnel, fees paid to consultants, and prototype costs related to the design, development, testing and enhancement of our diagnostic cardiology systems. We expense our research and development costs as they are incurred. As our products become more dependent on software, we may be required to capitalize certain software development costs in the future. Several components of our research and development effort require significant funding, the timing of which can cause significant quarterly variability in our expenses. We are devoting substantial resources to the continued development of new versions of products to meet the changing requirements of our customers. As a result, our research and development expenses may increase in the future.

      Sales and marketing expenses consist primarily of salaries, commissions, and related expenses for personnel engaged in sales, marketing and sales support functions as well as costs associated with promotional and other marketing activities. We intend to expand our sales and marketing operations substantially, both domestically and internationally, in order to increase sales of our products. In addition, we believe part of our future success will be dependent upon establishing successful relationships with a variety of additional resellers in other countries. We expect that sales and marketing expenses will increase in absolute dollars as we expand our sales efforts in both domestic and international locations, hire additional sales and marketing personnel, and initiate additional marketing programs.

      General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, legal and human resources personnel, professional fees and corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we employ additional personnel and incur additional costs related to the growth of our business and our operation as a public company. Expenses we incurred in connection with litigation against a former supplier, which went to trial in January 2003, caused general and administrative expenses to grow in 2001 and 2002. We did not incur any further significant expenses in connection with this litigation in 2003.

      Stock-based compensation charges are recorded when the exercise price of an option or the sales price of restricted stock is less than the fair value of the underlying common stock for awards to employees. We also record stock-based compensation charges when options are granted to non-employees. Compensation charges for non-employees are based on estimates of the fair value of the underlying stock and are determined using option pricing models. Although stock-based compensation is a general and administrative expense, we present stock-based compensation separately from general and administrative expenses.

Critical Accounting Estimates and Policies

      To prepare financial statements that conform with accounting principles generally accepted in the United States of America, we must select and apply accounting policies and make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our accounting estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates

      There are certain critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and

•	changes in the estimate or different estimates that we reasonably could have selected would have had a material impact on our financial condition or results of operations.

      Our critical accounting estimates include those affecting revenues, the allowance for doubtful accounts, the salability and recoverability of inventory, warranty liabilities, the carrying value of our investment in ScImage, Inc., the useful lives and fair value of intangible assets, income taxes, purchase price allocations, accounting for stock-based compensation, and contingencies.

      Revenues. We recognize revenue from sales of our systems generally when title transfers to the customer, typically upon shipment. We recognize revenue on sales of systems made to distributors when the product is shipped to our distributors and all of our significant obligations have been met. When we sell a system and installation is a component of the sale, the timing of our recognition of revenues from that sale depends on whether the installation services we need to perform are inconsequential or perfunctory. In cases where our remaining installation or integration obligations are determined to be inconsequential or perfunctory, we defer revenue associated with the fair value of the installation or integration obligations until these services have been completed. The factors we consider in determining whether an installation obligation is significant include the amount of time and cost we estimate it will take to perform the installation. The timing of our revenue recognition could be materially affected if we made different judgments regarding our installation obligations.

      When a product upgrade for a system is due to be released in the near future, we occasionally sell purchasers of the system the right to upgrade to the new version when it is released. The timing of our recognition of revenues from system sales that include upgrade rights depends on our judgment about whether there is sufficient objective evidence regarding the fair value of the upgrade right. If there is sufficient objective evidence of the fair value of the upgrade right, we recognize revenues from the sale of the system, net of the fair value of the upgrade right, at the time of shipment and we defer recognition of the revenue related to the fair value of the upgrade rights until the upgrade is shipped. If there is not sufficient evidence of the fair value of the upgrade right, we defer all revenues from the sale of the system, including the upgrade right, until the upgrade is shipped. The factors we consider in determining if there is adequate evidence of fair value include whether the undelivered upgrade right is sold separately at prices that, in our judgment, are within a narrow range or, if the upgrade right has not been sold separately, whether we have established list prices which, in our judgment, will be the probable price of the upgrade when it is introduced into the market. The timing of our revenue recognition could be materially affected if we made different judgments regarding the sufficiency of the evidence regarding the fair value of these upgrade rights.

      Accounts Receivable. Accounts receivable represent a significant portion of our assets. We must make estimates of the collectability of accounts receivable. We analyze historical write-offs, changes in our internal credit policies and customer concentrations when evaluating the adequacy of our allowance for doubtful accounts. Different estimates regarding the collectability of accounts receivable may have a material impact on the timing and amount of reported bad debt expense and on the carrying value of accounts receivable.

      Inventories. Inventories represent a significant portion of our assets. We value inventories at the lower of cost, on an average cost basis, or market. We regularly perform a detailed analysis of our inventories to determine whether adjustments are necessary to reduce inventory values to estimated realizable value. We consider various factors in making this determination, including the salability of individual items or classes of items, recent sales history and predicted trends, industry market conditions and general economic conditions. Different estimates regarding the realizable value of inventories could have a material impact on our reported net inventory and cost of sales, and thus could have a material impact on the financial statements as a whole.

      Purchase Price Allocations. In connection with our acquisitions of the medical treadmill manufacturing line and Spacelabs Burdick, Inc., we have allocated the respective purchase prices plus transaction costs to the estimated fair values of assets acquired and liabilities assumed. These purchase price allocation estimates were made based on our estimates of fair values. Had these estimates been different, reported amounts allocated to assets and liabilities and results of operations subsequent to the acquisitions could be materially impacted.

      Goodwill. Goodwill represents the excess of cost over the estimated fair value of net assets acquired in connection with our acquisitions of the medical treadmill manufacturing line and Spacelabs Burdick, Inc. noted above. We test goodwill for impairment on an annual basis, and between annual tests in certain circumstances, for each reporting unit identified for purposes of accounting for goodwill. A reporting unit represents a portion of our business for which we regularly review certain discrete financial information and operational results. We have determined that we have two reporting units, consisting of our general cardiology products and service business and the Shanghai-Burdick joint venture, both of which operate in the cardiology market and have similar economic and operating characteristics.

      Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit, and potentially result in recognition of an impairment of goodwill, which would be reflected as a loss on our statement of operations and as a reduction in the carrying value of goodwill.

      Intangible Assets. Our intangible assets are comprised primarily of a trade name, developed technology and customer relationships, all of which were acquired in our acquisition of Burdick. We use our judgment to estimate the fair value of each of these intangible assets. Our judgment about fair value is based on our expectation of future cash flows and an appropriate discount rate. We also use our judgment to estimate the useful lives of each intangible asset.

      We believe the Burdick trade name has an indefinite life and, accordingly, we do not amortize the trade name. We evaluate this conclusion annually and make a judgment about whether there are factors that would limit our ability to benefit from the trade name in the future. If there were such factors, we would start amortizing the trade name over the expected remaining period in which we believed it would continue to be provide benefit. We also test the trade name asset for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired.

      With respect to our developed technology and customer relationship intangible assets, we also evaluate the remaining useful lives annually and adjust the lives if appropriate. We also evaluate whether our intangible assets are impaired. For our trade name, this evaluation is performed annually, or more frequently if events occur that suggest there may be an impairment loss, and involves comparing the carrying amount to our estimate of fair value. For our developed technology and customer relationship intangible assets, this evaluation would be performed if events occur that suggest there may be an impairment loss. If we conclude that any of our intangible assets is impaired, we would record this as a loss on our statement of operations and as a reduction to the intangible asset.

      Warranty. We provide warranty service covering the systems we sell. We estimate and accrue for future costs of providing warranty service, which relate principally to the hardware components of the systems, when the systems are sold. Our estimates are based in part on our warranty claims history and our cost to perform warranty service. Differences could result in the amount of the recorded warranty liability and cost of sales if we made different judgments or use different estimates.

      Investment in Unconsolidated Entity. We assess the fair value of our investment in ScImage, Inc. in each period to determine whether the fair value of the investment has declined below its carrying amount and whether any such decline is other than temporary. Any excess of the carrying amount over the estimated fair value would be treated as an unrealized loss and charged to operations. The carrying value of this investment would be reduced by the amount of the unrealized loss and the resulting amount would be considered the new carrying value of the investment. The information to evaluate the fair value of the investment in ScImage is limited since ScImage is a privately held company. We believe that the carrying amount of the investment is appropriate, though our belief is necessarily based on limited information and subjective judgments that could change in the future.

      Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to determine our income taxes. This process involves calculating our current tax obligation or refund and assessing the nature and measurements of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. In each period, we assess the likelihood that our deferred tax assets will be recovered from existing deferred tax liabilities or future taxable income. To the extent we believe that we do not meet the test that recovery is “more likely than not”, we establish a valuation allowance. To the extent that we establish a valuation allowance or change this allowance in a period, we adjust our tax provision or tax benefit in the statement of operations. We use our judgment to determine our provision or benefit for income taxes, and any valuation allowance recorded against our net deferred tax assets. Based on a number of factors including our history of operating losses, we have not determined that it is more likely than not that we will realize the future benefits of a significant portion of our net deferred tax assets. Accordingly, we have provided a valuation allowance against our deferred tax assets except to the extent of existing deferred tax liabilities that we expect to reverse over time, and expected refunds. Various factors, such as our operating results, may cause our conclusions to change in the near term, which may result in recognition of an income tax benefit due to a reduction in the valuation allowance.

Critical Accounting Policies

      Our critical accounting policies are those that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are those related to revenue recognition, accounting for stock-based compensation, and segment reporting.

      Revenue Recognition: Revenue from sales of systems is generally recognized when title transfers to the customer, typically upon shipment. We recognize revenue on sales of systems made to our distributors when the product is shipped to our distributors and all of our significant obligations have been satisfied. Our distributors do not have price protection and generally do not have product return rights, except in limited cases upon termination of our distributor agreement.

      We offer optional extended service contracts to our customers. Service revenues are recognized over the term of the extended service contracts, which generally begin after the expiration of the original warranty period. For service performed, other than pursuant to warranty and extended service contract obligations, we recognize revenue when the service is performed and collection of the resulting receivable is probable.

      Accounting for Stock-Based Compensation. We have elected to measure our stock-based compensation expense relating to grants to employees under our stock option plans using the intrinsic value method. Under this method, we record no compensation expense when we grant stock options to employees if the exercise price for a fixed stock option award to an employee is equal to the fair value of the underlying common stock at the date we grant the stock option.

      A different method for accounting for employee stock option grants is the fair value method. Under the fair value method, a company is required to determine the fair value of options granted to employees based on an option pricing model which incorporates such factors as the current stock price, exercise prices of the options, expected volatility of future movements in the price of the underlying stock, risk-free interest rates, the term of the options and any dividends expected to be paid. The fair value determined under this method is then amortized over the vesting period of the related options. Had we chosen to account for employee stock options using the fair value method, we would have recorded additional stock based compensation expense of approximately $0.1 million, $0.4 million and $1.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

      Segment Reporting. Accounting standards require companies to disclose certain information about each of their reportable segments. Based on the similar economic and operating characteristics of the components of our business, we have determined that we currently have only one reportable segment, diagnostic cardiology systems and related services.

Results of Operations

      The following discussion of our results of operations should be read in conjunction with “Selected Consolidated Financial Data,” the consolidated financial statements and accompanying notes and other financial data included elsewhere in this prospectus or incorporated by reference herein.

	Fiscal Year Ended			Three Months
	December 31,			Ended March 31,

	2001	2002	2003	2003	2004

	(as a percentage of revenues)
Statement of Operations Data:
Revenues:
Systems	78.9%	80.4%	84.8%	83.6%	85.6%
Service	21.1	19.6	15.2	16.4	14.4

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of Revenues:
Systems	49.4	50.0	52.1	52.5	47.4
Service	11.3	10.0	8.5	8.8	8.9

Total cost of revenues	60.7	60.0	60.6	61.3	56.3

Gross margin	39.3	40.0	39.4	38.7	43.7

Operating Expenses:
Research and development:	12.7	11.0	9.6	10.3	8.5
Write-off acquired in-process research and development	0.0	0.0	1.5	6.4	—
Sales and marketing	21.5	21.5	20.9	21.3	20.2
General and administrative, excluding stock-based compensation expense	11.5	11.3	9.1	10.0	9.6
Stock-based compensation	6.2	0.2	0.1	0.1	0.1

Total operating expense	51.9	44.0	41.2	48.1	38.4

Operating income (loss)	(12.6)	(4.0)	(1.8)	(9.4)	5.3

Other Income (Expense):
Interest income (expense), net	(0.8)	0.2	(0.2)	(0.4)	(0.2)
Write-off note receivable and accrued interest	(2.6)	0.0	0.0	0.0	0.0
Interest income (expense), putable warrants	(1.4)	0.5	0.0	0.5	0.0
Other income, net	0.2	0.0	0.0	0.0	0.0

Total other income (expense)	(4.6)	0.7	(0.2)	0.1	(0.2)

Income (loss) from continuing operations before income taxes	(17.2)	(3.3)	(2.0)	(9.3)	5.1
Income tax benefit (provision)	0.5	0.4	(0.1)	0.0	(0.2)

Income (loss) from continuing operations before minority interest in consolidated entity	(16.7)	(2.9)	(2.1)	(9.3)	4.9
Minority interest in loss of consolidated entity	0.0	0.0	0.0	0.1	0.1

Income (loss) from continuing operations	(16.7)	(2.9)	(2.1)	(9.2)	5.0
Discontinued Operations:
Loss on sale, net	(1.9)	0.0	0.0	0.0	0.0

Net income (loss)	(18.6)%	(2.9)%	(2.1)%	(9.2)%	5.0%

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

Revenues

      Revenues increased by $1,369,000, or 6.7%, to $21,652,000 for the three-month period ended March 31, 2004 from $20,283,000 for the comparable period in 2003. Revenues for the three-month period ended March 31, 2003 included system sales of $371,000 related to our hemodynamic monitoring product line. We divested this product line in the third quarter of 2003. As a result, revenues for the three-month period ended March 31, 2004 did not include any sales from the hemodynamic monitoring product line.

      Systems revenues increased by $1,569,000, or 9.3%, to $18,526,000 for the three-month period ended March 31, 2004 from $16,957,000 for the comparable period in 2003. This growth was attributable to continued strength in our core product lines, most notably, electrocardiographs and stress testing systems.

      Service revenues decreased by $200,000, or 6.0%, to $3,126,000 for the three-month period ended March 31, 2004 from $3,326,000 for the comparable period in 2003 due principally to a decrease in service parts revenues, which can fluctuate from period to period. While service revenues may decline slightly in the second quarter of 2004, when we discontinue providing service on systems related to the divested hemodynamic monitoring systems line, we do not expect service revenues to decrease materially in periods after the second quarter of 2004.

Gross Profit

      Gross profit increased by $1,608,000, or 20.5%, to $9,452,000 for the three-month period ended March 31, 2004 from $7,844,000 for the comparable period in 2003. Gross profit, as a percentage of revenues, increased to 43.7% for the three-month period ended March 31, 2004 from 38.7% for the comparable period in 2003. The increase in gross profit, as a percentage of revenues, was primarily due to the results of cost reductions that were realized after we completed the consolidation of our manufacturing operations from two facilities (Bothell, WA and Deerfield, WI) into one facility in Deerfield, WI, which was completed by the end of the fourth quarter of 2003. To a lesser extent, the increase in gross profit was also due to the results of product cost reduction initiatives, including design cost reductions and other reductions in the cost of purchased components of our products. In addition, during the three-month period ended March 31, 2003, we recognized an acquisition-related charge to cost of revenues of $300,000, reflecting an upward adjustment to Burdick’s inventory valuation from Burdick’s historical cost at the acquisition date. This charge to cost of revenues represented an adverse impact to gross profit of approximately 1.5 percentage points. There was no similar charge in the three-month period ended March 31, 2004.

      Gross profit from systems revenues increased by $1,946,000, or 30.9%, to $8,251,000 for the three-month period ended March 31, 2004 from $6,305,000 for the comparable period in 2003. Gross profit from systems revenues, as a percentage of systems revenues, increased to 44.5% for the three-month period ended March 31, 2004 from 37.2% for the comparable period in 2003. This increase in gross profit, as a percentage of revenues, was primarily due to the cost reductions relating to our manufacturing facility consolidation and the product cost reduction measures referred to above. For the three-month period ended March 31, 2003, we recognized an acquisition-related charge to cost of systems revenues of $300,000, which is discussed above. This charge to cost of systems revenues represented an adverse impact to gross profit from systems revenues of approximately 1.8 percentage points during the three month period ended March 31, 2003.

      Gross profit from service revenues decreased by $338,000, or 22.0%, to $1,201,000 for the three-month period ended March 31, 2004 from $1,539,000 for the comparable period in 2003. Gross profit from service revenues, as a percentage of services revenues, decreased to 38.4% for the three-month period ended March 31, 2004 from 46.3% for the comparable period in 2003. This decrease in gross margin was attributable to a combination of lower service parts sales, which can fluctuate from period to period, increases in service staffing levels to provide enhanced support to our customers and the temporary effects of inefficiencies and changes relating to the recent conversion of our enterprise resource planning system. Although margins may be negatively affected due to an expected slight decline in service revenues in the second quarter of 2004 when we discontinue providing service on systems relating to the divested hemodynamic monitoring product line, we expect service margins to improve in periods after the second quarter of 2004.

Operating Expenses

      Research and development expenses decreased by $256,000, or 12.3%, to $1,831,000 for the three-month period ended March 31, 2004 from $2,087,000 for the comparable period in 2003. This decrease was primarily due to staffing reductions associated with the sale of our hemodynamic monitoring product line. As a percentage of revenues, research and development expenses decreased to 8.5% for the three-month period ended March 31, 2004 from 10.3% for the comparable period in 2003. This decrease was attributed to lower labor costs and higher revenues during the three-month period ended March 31, 2004 over the comparable period in 2003.

      Sales and marketing expenses increased by $45,000, or 1.0%, to $4,371,000 for the three-month period ended March 31, 2004 from $4,326,000 for the comparable period in 2003. This increase was principally the result of increases in commission expense associated with higher revenues during the three-month period ended March 31, 2004 over the comparable period in 2003. As a percentage of revenues, sales and marketing expenses decreased to 20.2% for the three-month period ended March 31, 2004 from 21.3% for the comparable period in 2003. This primarily reflects an increase in revenues for the three-month period ended March 31, 2004 over the comparable period in 2003.

      General and administrative expenses, excluding stock-based compensation expense, increased by $61,000, or 3.0%, to $2,088,000 for the three-month period ended March 31, 2004, from $2,027,000 for the comparable period in 2003. This increase was the net effect of a variety of factors, none of which were individually material. As a percentage of revenues, general and administrative expenses, excluding stock-based compensation, decreased to 9.6% for the three-month period ended March 31, 2004 from 10.0% for the comparable period in 2003. This primarily reflects an increase in revenues for the three-month period ended March 31, 2004 over the comparable period in 2003.

      Stock-based compensation expense for the three-month period ended March 31, 2004 was $18,000, which was the same as the amount expensed for the comparable period in 2003. Stock-based compensation expense for both periods relates to the intrinsic value of stock options granted in 2001. We expect to record stock-based compensation expense in the second quarter of 2004 at a level similar to the amount recorded in the first quarter of 2004.

Other Income and Expense

      Total other expense for the three-month period ended March 31, 2004 was $41,000, as compared to total other income of $24,000 for the comparable period in 2003, which was primarily due to a decrease in interest income related to putable warrants recognized during the three-month period ended March 31, 2003. These warrants were retired in May 2003. This decrease was partially offset with a decrease in interest expense of approximately $30,000, primarily due to a decrease in average borrowings on our bank line of credit over the three-month period ended March 31, 2004, as compared to average borrowings over the comparable period in 2003.

Income Taxes

      Income tax provisions recorded in the three-month period ended March 31, 2004 were due to estimated federal alternative minimum tax and to state income tax liabilities.

      During the three-month period ended March 31, 2004, net operating loss carryforwards were utilized to offset taxable income. As a result, our federal income tax provision has been estimated using alternative minimum tax rates rather than federal statutory rates. We continue to provide a full valuation allowance against deferred tax assets. Based on a number of factors, including our history of operating losses, we have not determined that it is more likely than not that we will realize the future benefits of a significant portion of our deferred tax assets. Various factors, such as our operating results, may cause our conclusions to change in the near term. The full impact of any adjustment to the valuation allowance will be recognized in the period of adjustment.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenues

      Revenues increased by $37.9 million, or 81.5%, to $84.4 million in 2003 from $46.5 million in 2002. This increase was principally due to the addition of revenues from the Burdick business, which we acquired in January 2003.

      As set forth in the pro forma financial information included in our Current Report on Form 8-K/A filed with the SEC on March 18, 2003, pro forma combined revenues of Quinton and Burdick for the year ended December 31, 2002, had the acquisition been completed as of January 1, 2002, were $85.5 million. Because of significant uncertainty in Burdick’s distributor channels resulting from the pending sale of Burdick during the second half of 2002 and the earlier sale of Burdick’s parent on July 2, 2002, Burdick’s revenues were declining at the time of our acquisition, especially in the international markets. We believe that the former Burdick business has now been successfully combined with Quinton and that uncertainties relating to the distribution channels for the Burdick products have been satisfactorily resolved. Management further believes that revenues from substantially all of Quinton’s major product categories were stable or increasing at year end, except for revenues associated with our hemodynamic monitoring line, as discussed below.

      Systems revenues increased by $34.2 million, or 91.4%, to $71.6 million in 2003 from $37.4 million in 2002. This increase was primarily due to the addition of Burdick’s systems revenues. Pro forma combined systems revenues of Quinton and Burdick for the year ended December 31, 2002, had the acquisition been completed as of January 1, 2002, would have been $74.9 million. The decline in systems revenues in 2003 of $3.3 million, as compared to the pro forma combined Quinton and Burdick systems revenues in 2002, was principally due to the decline relating to Burdick’s systems revenues, combined with various fluctuations in revenues from Quinton’s other product lines, none of which were individually material.

      Service revenues increased by $3.7 million, or 41.0%, to $12.8 million in 2003 from $9.1 million in 2002. Pro forma combined service revenues of Quinton and Burdick for the year ended December 31, 2002, had the acquisition been completed as of January 1, 2002, would have been $10.6 million. The increase in service revenues in 2003 of $2.2 million, as compared to the pro forma combined Quinton and Burdick service revenues in 2002, was due principally to an improvement in focus and execution in providing service to the Burdick customers and to the overall growth of our installed customer base.

      On October 21, 2003, we announced the sale of our hemodynamic monitoring product line. In connection with this transaction, we discontinued substantially all sales of hemodynamic monitoring systems. Quinton has continued to provide service, on a gradually declining basis, to the customers with installed Quinton systems through April, 2004, after which time the buyer of this line assumed all remaining service responsibility. In 2003, systems and service revenue relating to the hemodynamic monitoring product line were approximately $1.9 million and $1.1 million, respectively.

Gross Profit

      Gross profit increased by $14.7 million, or 78.7%, to $33.3 million in 2003 from $18.6 million in 2002. This increase was primarily due to the addition of gross profit from the Burdick business. Gross margin decreased to 39.4% in 2003 from 40.0% in 2002. Pro forma combined gross margin for Quinton and Burdick, as if they had been combined on January 1, 2002, would have been 35.7%. During the year ended December 31, 2003, we recognized an acquisition-related charge to cost of revenues of $0.3 million, reflecting an upward adjustment to Burdick’s inventory valuation from Burdick’s historical cost at the acquisition date that was expensed in the quarter ended March 31, 2003. In addition, for the year ended December 31, 2003, we recognized a charge to cost of revenues of $1.4 million, reflecting charges related to the consolidation of our manufacturing operations. These charges to cost of revenues represented an adverse impact to gross profit of approximately 2.0 percentage points. Charges relating to the Burdick acquisition are not expected to recur. Charges relating to the consolidation of our manufacturing operations are not expected to recur beyond 2003, as the consolidation was completed prior to year end. We expect to realize cost savings from the consolidation of our manufacturing operations of between $1.5 million and $2.0 million annually thereafter. These cost savings relate principally to reductions in staffing and facilities costs. Substantially all of the cost savings will be to cost of revenues.

      Gross profit from systems increased by $13.5 million, or 95.2%, to $27.6 million in 2003 from $14.1 million in 2002. This increase was primarily due to the addition of gross profit from the Burdick business. Gross margin increased to 38.6% in 2003 from 37.8% in 2002. Pro forma combined gross margin from systems for Quinton and Burdick, as if they had been combined on January 1, 2002, would have been 35.0%. The increase in gross margin was primarily due to the results of product cost reduction initiatives, including design cost reductions and other reductions in purchased components of our products. For the year ended December 31, 2003, we recognized an acquisition related charge to systems cost of revenues of $0.3 million, which was discussed above. In addition, for the year ended December 31, 2003, we recognized a charge to systems cost of revenues related to the consolidation of our manufacturing operations of $1.3 million which was discussed above. These charges to cost of revenues represented an adverse impact to gross margin from systems revenues of approximately 2.2 percentage points.

      Gross profit from service increased by $1.2 million, or 26.7%, to $5.7 million in 2003 from $4.5 million in 2002. This increase was primarily due to the addition of service revenues from the Burdick business plus organic growth in service revenues, without a proportionate increase in related costs. Service gross margin decreased to 44.1% in 2003 from 49.1% in 2002. This decrease in gross margin was primarily due to the impact of Burdick’s lower gross margin on service revenues. Pro forma combined gross margin from service for Quinton and Burdick, as if they had been combined on January 1, 2002, would have been 40.1%. For the year ended December 31, 2003, we recognized a charge to service cost of revenues related to the consolidation of our manufacturing operations of $0.1 million, which was discussed above. This charge to cost of revenues represented an adverse impact to gross margin from service revenues of approximately 0.8 percentage point.

Operating Expenses

      Research and development expenses increased by $3.0 million, or 57.7%, to $8.1 million in 2003 from $5.1 million in 2002. This increase was primarily due to the impact of additional research and development expenses relating to the acquired Burdick business. As a percentage of revenues, research and development expenses decreased to 9.6% for the year ended December 31, 2003 from 11.0% for the comparable period in 2002. This decrease principally reflects lower proportionate spending on research and development in the Burdick business and cost efficiencies of operating the Quinton and Burdick businesses on a combined basis.

      During the year ended December 31, 2003, we recorded a charge of $1,290,000 to write off in-process research and development acquired in the Burdick acquisition. See Note 3 to the Consolidated Financial Statements. In future periods, we do not expect to incur additional in-process research and development write-offs relating to the Burdick acquisition.

      Sales and marketing expenses increased by $7.7 million, or 77.2%, to $17.7 million in 2003 from $10.0 million in 2002. This increase was primarily due to the impact of additional sales and marketing expenses relating to the acquired Burdick business. As a percentage of revenues, sales and marketing expenses decreased to 20.9% for the year ended December 31, 2003 from 21.5% for the comparable period in 2002. This decrease primarily reflects lower proportionate spending on sales and marketing in the Burdick business and cost efficiencies of operating the Quinton and Burdick businesses on a combined basis.

      General and administrative expenses, excluding stock-based compensation, increased by $2.4 million, or 45.4%, to $7.7 million in 2003 from $5.3 million in 2002. This increase was primarily due to the impact of additional general and administrative expenses relating to the acquired Burdick business. As a percentage of revenues, general and administrative expenses, excluding stock-based compensation, decreased to 9.1% for the year ended December 31, 2003 from 11.3% for the comparable period in 2002. This decrease primarily reflects lower proportionate spending in general and administrative areas in the Burdick business and cost efficiencies of operating the Quinton and Burdick businesses on a combined basis.

      Stock-based compensation expense decreased by $37,000 to $74,000 in 2003 from $111,000 in 2002. Stock-based compensation expense for both periods relates to the intrinsic value of stock options granted in 2001.

Other Income (Expense)

      Total other expense was $223,000 in 2003, as compared to total other income of $324,000 in 2002. Interest income decreased by $212,000 to $13,000 in 2003 from $225,000 in 2002 primarily due to a decline in interest-earning assets over the comparable period in 2002. Interest expense increased by $143,000 to $257,000 in 2003 from $114,000 in 2002. In connection with the acquisition of Burdick, we used substantially all of our cash, plus borrowings under our line of credit, to fund the purchase price. As a result, our average borrowings on our bank line of credit over the year ended December 31, 2003 increased over our average borrowings over the comparable period in 2002. In addition, interest income related to putable warrants decreased by $187,000 to $32,000 in 2003 from $219,000 in 2002. These warrants, held by a former lender, were adjusted to their fair market value at the end of each accounting period. Gains and losses reflected in the income statement represent the adjustment of the warrants to their fair market value during the related period.

      All remaining warrants were redeemed for cash in 2003 and there were no warrants outstanding as of December 31, 2003.

Income Tax Benefit (Provision)

      In 2003, we recorded a federal income tax provision of $21,000 and a state income tax provision of $3,000 due to a deferred tax liability relating to goodwill on our treadmill line acquisition. In addition, we recorded state income tax provisions of $38,000.

      In 2002, we recognized a tax benefit of $192,000 related principally to a refund of alternative minimum taxes paid in prior periods. We received the refund in 2003.

      Our gross deferred tax assets of approximately $12.7 million have been adjusted by a valuation allowance for the net balance due to the uncertainty regarding realization. At the end of 2003 we had approximately $11.6 million and $18.9 million of net operating loss carryforwards for federal and state income tax purposes, respectively, that expire between 2018 and 2023.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

      Revenues increased by $3.6 million, or 8.4%, to $46.5 million in 2002 from $42.9 million in 2001. Systems revenue increased by $3.6 million, or 10.5%, to $37.4 million in 2002 from $33.8 million in 2001. Stress system revenues increased by $1.5 million in 2002 as compared to 2001, due primarily to continued market acceptance of our new stress product following its introduction in April 2001. In addition, we introduced the Q-Tel RMS system in May 2002, which resulted in an increase in our rehabilitation telemetry revenues of $3.8 million in 2002 as compared to 2001. The increase in stress and rehabilitation telemetry revenues was offset partially by decreases in sales of our cardiac catheterization management systems and Holter monitoring systems of $1.4 million and $0.5 million, respectively. We believe the decrease in cardiac catheterization management systems sales was principally due to the anticipated release of our next generation cardiac catheterization management product, which was scheduled for release in early 2003. Our Holter systems sales decrease was caused by an interruption in Holter component supplies when we transitioned to a new supplier in mid-2001. Service revenues increased by $0.1 million, or 0.7%, to $9.1 million in 2002 from $9.0 million in 2001.

      Systems revenues as a percentage of total revenues increased to 80.4% in 2002 from 78.9% in 2001. This increase was primarily attributable to a larger percentage increase in our systems revenues than in our services revenues. Because we derive service revenues from our installed base, service revenue increases did not directly correlate to system revenue increases. System revenues as a percentage of total revenues increased in 2002 primarily due to the introduction of new versions of products into the market in 2002.

Gross Profit

      Gross profit increased by $1.7 million, or 10.4%, to $18.6 million in 2002 from $16.9 million in 2001. Overall gross margin percentage increased to 40.0% in 2002 from 39.3% in 2001. Gross profit from systems increased by $1.5 million or 11.7%, to $14.1 million in 2002 from $12.7 million in 2001. Systems gross margin improved to 37.8% in 2002 compared to 37.4% in 2001. Gross profit from service increased by $0.3 million, or 6.7%, to $4.5 million in 2002 from $4.2 million in 2001. Service gross margin improved to 49.1% in 2002 compared to 46.4% in 2001. Our overall improvement in gross margin was driven primarily by our continued emphasis on cost reductions.

Operating Expenses

      Research and development expenses decreased by $0.3 million, or 6.1%, to $5.1 million in 2002 from $5.5 million in 2001. As a percentage of revenues, research and development expenses decreased to 11.0% in 2002 from 12.7% in 2001. The decrease resulted primarily from reductions in staffing and outside engineering services.

      Sales and marketing expenses increased by $0.8 million, or 8.3%, to $10.0 million in 2002 from $9.2 million in 2001. Sales and marketing expenses were approximately 21.5% of revenues for both 2002 and 2001. The increase, in terms of dollars, was caused partially by a $0.4 million increase in our marketing staffing in 2002, and a $0.4 million increase in commission expenses resulting from higher revenues. The increases in staffing were related to our introduction of new products into the market during 2002.

      General and administrative expenses, excluding stock-based compensation, increased by $0.4 million, or 7.3%, to $5.3 million in 2002 from $4.9 million in 2001. As a percentage of revenues, general and administrative expenses, excluding stock-based compensation, decreased to 11.3% in 2002 from 11.5% in 2001. The increase in general and administrative expenses, excluding stock-based compensation, in terms of dollars, was caused primarily by increased professional fees, insurance and other costs relating to our public company status. Expenses associated with litigation against a former supplier were approximately $0.8 million in each of 2002 and 2001. The decrease in general and administrative expenses, excluding stock-based compensation, as a percentage of revenues was attributable to higher revenues in 2002 compared to 2001.

      Stock-based compensation expense decreased by $2.6 million to $0.1 million in 2002 from $2.7 million in 2001. Stock-based compensation expense in 2002 related to the intrinsic value of stock options granted in 2001. The expense in 2001 related primarily to compensation expense recorded for stock options issued to an officer of the Company who was not an employee prior to December 31, 2001.

Other Income (Expense)

      Other income was $0.3 million in 2002, as compared to other expense of $2.0 million in 2001. This change was partially due to $0.2 million reduction of interest expense on outstanding borrowings under our bank line of credit that we repaid in May 2002 and interest income of $0.2 million in 2002 on our short-term investments. The increase in other income was also partially the result of recording interest income on putable warrants of $0.2 million in 2002 as compared to recording interest expense on putable warrants of $0.6 million in 2001. In addition, a write-off of a note receivable and related accrued interest created a non-cash expense of $1.1 million in 2001. This note receivable was partial consideration for the sale of our fitness business net assets in 1999. The company that purchased our fitness business filed for bankruptcy in August 2001. In February 2002, the assets of this bankrupt company were sold through an auction, and the proceeds were insufficient to repay the amount owed to us.

Income Tax Benefit

      In 2002, we recognized a tax benefit of $0.2 million related principally to a refund of alternative minimum taxes paid in prior periods that we received in 2003. During 2001, we recognized a tax benefit of $0.2 million related to a carry back of tax losses to prior years.

      Our gross deferred tax assets of approximately $8.9 million were adjusted by a valuation allowance for the net balance due to the uncertainty regarding realization. At the end of 2002 we had approximately $8.5 million of net operating loss carryforwards for federal income tax purposes that expire in 2022.

Liquidity and Capital Resources

Three Months Ended March 31, 2004

      Net cash used for operating activities was $565,000 for the three-month period ended March 31, 2004 compared to $978,000 for the comparable period in 2003. Net cash used for operating activities of $565,000 for the three-month period ended March 31, 2004 was primarily due to decreases in accounts payable, accrued liabilities and deferred revenue, aggregating $2,002,000, which was partially offset by net income, excluding non-cash expenses, of $1,437,000. Accrued liabilities at March 31, 2004 decreased from the balance at December 31, 2003 principally due to the payment during the three-month period ended March 31, 2004 of accrued year-end compensation relating to 2003 sales and operating results and accrued costs relating to the consolidation of manufacturing operations.

      Net cash used for investing activities of $161,000 for the three-month period ended March 31, 2004 consisted of $36,000 for capital expenditures and $125,000 for the purchase of technology for use in future products. Net cash used for investing activities of $21,949,000 for the three-month period ended March 31, 2003 was primarily due to our investment in Burdick of approximately $21,549,000 and capital equipment expenditures of $435,000, which were primarily for the purchase of our enterprise resource planning system offset by proceeds received from sales of capital equipment of $35,000.

      We are obligated to pay an additional $125,000 relating to technology we purchased during the three months ended March 31, 2004. This amount is due in the third quarter of 2004 and is included in accrued liabilities in our consolidated balance sheet dated March 31, 2004. In addition, we have a per unit royalty obligation relating to any future products sold using this purchased technology. There is no minimum royalty payment obligation and the maximum of such payments would be $650,000. Any such royalty payments will be expensed to cost of revenues as incurred.

      Net cash provided from financing activities of $704,000 for the three-month period ended March 31, 2004 was primarily due to net borrowings on our credit line of $569,000 and a debt payment of $91,000 related to the note payable issued in the treadmill manufacturing business acquisition, which was partially offset by proceeds from exercises of stock options and proceeds from the issuance of common stock in accordance with our employee stock purchase plan of $226,000. Net cash provided from financing activities of $4,282,000 for the three-month period ended March 31, 2003 was primarily the result of net borrowings on our credit line of $4,329,000 and proceeds from exercise of stock options of $44,000, which were offset by payments of long term debt of $91,000.

      We anticipate that, for 2004, our future expected operating cash flow and borrowings available to us under our line of credit, together with the net proceeds of this offering, will be sufficient to meet operating expenses, working capital requirements, capital expenditures and other obligations for at least 12 months. Our ability to repay borrowings under our line of credit and to satisfy other liabilities may depend on future operating performance. We may be affected by economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, we periodically consider acquisitions that complement or expand our existing business or that may enable us to expand into new markets. Future acquisitions may require additional debt, equity financing or both. We may not be able to obtain any additional financing, or may not be able to obtain additional financing on acceptable terms.

Fiscal Year Ended December 31, 2003

      Net cash generated from operating activities was $0.2 million for the year ended December 31, 2003, compared to net cash used for operating activities of $1.4 million for the comparable period in 2002. Net cash generated from operating activities increased primarily as the result of a $2.0 million increase in our net income, excluding non-cash income and expenses.

      During 2003, we incurred $8.1 million of research and development expenses. We expect to continue incurring research and development expenses. We prioritize our research and development spending to continue development of new product versions and to meet the changing requirements of our customers. As a result, our research and development expenses will continue in the future.

      Net cash used in investing activities was $19.6 million for the year ended December 31, 2003, compared to net cash used in investing activities of $3.4 million for the comparable period in 2002. Net cash used in investing activities increased primarily due to our investment in Burdick of $19.4 million, net of cash acquired, payments of acquisition costs and a refund from the reduction in the purchase price. For the year ended December 31, 2003, capital equipment expenditures were approximately $1.3 million, an increase of $0.3 million over the comparable period in 2002. This increase was primarily due to the purchase and conversion of an enterprise resource planning system and the purchase of a telephone system. We received cash of $1.0 million from the sale of our hemodynamic monitoring product line in 2003 and recorded a note receivable of $0.7 million, which is due in October of 2004.

      Net cash from financing activities was $0.2 million for the year ended December 31, 2003, which resulted primarily from net borrowings on our credit line of $0.4 million, proceeds from exercises of stock options of $0.1 million and proceeds from issuance of common stock in accordance with our employee stock purchase plan of $0.4 million, partially offset by debt payments of $0.4 million related to the note payable issued in the treadmill manufacturing business acquisition and a payment for the redemption of putable warrants of $0.3 million. Net borrowings on our credit line for the year ended December 31, 2003 were partially used to fund part of the purchase price of acquiring Burdick and partially for working capital requirements. Net cash from financing activities of $23.9 million for the year ended December 31, 2002 was primarily the result of proceeds from our initial public offering, including the over-allotment shares, of approximately $28.2 million, net of underwriting discounts and offering expenses and proceeds from the issuance of common stock in accordance with our employee stock purchase plan of $0.3 million, offset by net repayments on our bank line of credit of $4.5 million and a payment of $0.2 million for the redemption of putable warrants.

      Cash and cash equivalents declined from $19.4 million at December 31, 2002 to $0.2 million at December 31, 2003, due primarily to the use of cash to fund the Burdick acquisition. Accounts receivable and inventories at December 31, 2003 increased $5.1 million and $5.2 million, respectively, from balances at December 31, 2002 due primarily to the acquisition of Burdick. Prepaid expenses and other current assets at December 31, 2003 increased $0.9 million from balances at December 31, 2002 due primarily to recording a note receivable of $0.7 million, which relates to the sale of the hemodynamic monitoring product line. Accounts payable and warranty liability at December 31, 2003 increased $1.4 million and $1.0 million, respectively, from balances at December 31, 2002 due primarily to the acquisition of Burdick. Accrued liabilities at December 31, 2003 increased $3.9 million from the balances at December 31, 2002 due to recording $1.5 million in deferred consideration on the sale of the hemodynamic monitoring product line, and the remainder due primarily to the acquisition of Burdick.

      In December 2002, in order to provide additional funding for the acquisition of Burdick, we established a $12.0 million revolving credit facility with Silicon Valley Bank subject to certain accounts receivable and inventory provisions relating to both Quinton and Burdick. This facility has a term of two years. All borrowings under this facility will be classified as current liabilities. As of December 31, 2003, the balance on this credit facility was $0.4 million. Outstanding balances under this facility bear interest at the greater of (i) a variable rate ranging from a minimum of the bank’s prime lending rate plus 0.5% to a maximum of the prime lending rate plus 1.5%, based on a ratio of funded debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), which at December 31, 2003 was 5.75% or (ii) $9,000 per month. In addition, unused balances under this facility bear monthly fees equal to 0.50% per annum on the difference between the maximum credit limit and the average daily principal balance during the month. As of December 31, 2003, we had capacity to borrow an additional $9.0 million based on eligible accounts receivable and eligible inventory. The current line of credit expires on December 30, 2004. We have maintained the same commercial banking relationship since June 1998.

      The credit facility contains standard negative covenants and restrictions on actions by us, including but not limited to, activity related to our common stock repurchases, liens, investments, capital expenditures, indebtedness, restricted payments including cash payments of dividends, and fundamental changes in, or disposition of our assets. Certain of these actions may be taken by us with the consent of the lender. In addition, the credit agreement requires that we meet certain financial covenants, namely a minimum tangible net worth measure. As of March 31, 2004, we were in compliance with all covenants under the credit facility.

      The tables below summarize our contractual obligations and other commercial commitments as of December 31, 2003 (dollars in thousands):

		Less than	1-3	3-5	After
	Total	1 Year	Years	Years	5 Years

Contractual Obligations:
Long-term debt	$363	$363	$—	$—	$—
Operating leases	5,327	1,090	2,055	1,942	240
Purchase obligations*	9,641	9,641	—	—	—
Total contractual cash obligations	$15,331	$11,094	$2,055	$1,942	$240

*	Purchase obligations primarily consist of outstanding purchase orders issued in the ordinary course of our business.

		Less than	1-3	3-5	After
	Total	1 Year	Years	Years	5 Years

Other Commercial Commitments:
Line of credit**	$534	$534	$—	$—	$—
Guarantees	—	—	—	—	—
Total commercial commitments	$—	$—	$—	$—	$—

**	Line of credit includes borrowings, minimum maintenance fees, and unused fees related to our credit facility.

          Initial Public Offering

      In May 2002, we consummated an initial public offering of our common stock. In the offering, we sold 4,000,000 shares of our common stock at a price of $7.00 per share. In addition, in June 2002, the underwriters of the offering exercised their over-allotment option to purchase an additional 600,000 shares at $7.00 per share.

      Proceeds from the offering, including the over-allotment shares, were approximately $28.2 million, net of underwriting discounts and offering expenses. The principal purposes of the offering were to obtain additional working capital and to establish a public market for our common stock. In May 2002, we used approximately $4.5 million of the offering proceeds to repay the outstanding balance under our line of credit. In October 2002, we used $1.0 million of the offering proceeds to pay part of the purchase price for the treadmill business acquisition described below. During the months of December 2002 and January 2003, we used $20.2 million of the offering proceeds to pay part of the purchase price to acquire 100% of the stock of Spacelabs Burdick, Inc.

          Medical Treadmill Manufacturing Line Acquisition

      On October 1, 2002, we acquired the medical treadmill manufacturing line and related assets and technology rights from our previous supplier of these treadmills. Consideration for the purchase included $1,000,000 in cash and approximately $725,000 in notes payable over two years. Medical treadmills are an integral component of cardiac stress testing systems and cardiac rehabilitation telemetry systems. This acquisition has permitted us to continue to develop the underlying technology of the treadmills in concert with advances in our cardiac monitoring systems. We have also begun to pursue design changes that will provide updated features, drive a reduction in per-unit costs and possibly result in an array of medical treadmills at different price points. In connection with the transaction, we contracted to manufacture certain treadmills under an OEM contract for two years from the date of the transaction. Total revenues relating to this contract were $0.2 million in 2002 and $1.4 million in 2003. We expect revenue from the OEM contract sales of these treadmills to be approximately $0.9 million in 2004.

          Spacelabs Burdick, Inc. Acquisition

      On January 2, 2003, we purchased 100% of the stock of Spacelabs Burdick, Inc. (“Burdick”). Burdick’s historical strength in electrocardiographs, Holter monitors and cardiology information systems, combined with its distribution network focused on U.S. physicians’ offices, complements Quinton’s strength in cardiac stress testing and cardiac rehabilitation monitoring and its hospital focused direct sales force. The consolidated financial statements include Burdick’s results since January 2, 2003.

      The original purchase price of $24.0 million was funded with approximately $20.2 million in cash, a holdback of $1.3 million for working capital adjustments plus a partial draw down on our revolving bank credit facility. Transaction related costs were approximately $700,000.

      On April 21, 2003, an agreement was reached with the seller to adjust the purchase price to $20.4 million, based principally on the amount of Burdick’s net working capital at the date of acquisition. In accordance with this agreement, we kept the $1.3 million that was held back at closing and received a $2.3 million refund from the seller subsequent to the April 21, 2003 agreement. The refund was used to reduce borrowings against our line of credit.

          Sale of Hemodynamic Monitoring Product Line

      On October 21, 2003, we announced the sale of our hemodynamic monitoring product line. As consideration, we received $1.0 million in cash on October 21, 2003 and a note receivable of $0.7 million, due October 21, 2004. The buyer may pay additional contingent consideration of up to $1.5 million based on future sales of the buyer’s products to our previous hemodynamic products customers. Contingent consideration received during the period in which we are filling our post-closing transition obligations will be deferred until these obligations are fulfilled. Contingent consideration received after this period will be recognized as income in the period in which it is received. We expect to recognize a gain in the second quarter of 2004 of between $0.6 million and $0.8 million on the transaction, excluding the effect of any contingent consideration.

      The hemodynamic monitoring product line represented approximately $0.4 million of our revenues for the three-month period ended March 31, 2003 and approximately $3.0 million for the year ended December 31, 2003. We have, however, made cost adjustments, principally in the form of staffing reductions. Accordingly, management does not expect the loss of these revenues to have a materially adverse impact on operating income in 2004 and beyond.

          Quantitative and Qualitative Disclosures About Market Risk

      We develop products in the U.S. and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our revenues are currently priced in U.S. dollars and are translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets. Interest income and expense is sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term investments calculated at variable rates.

      We own preferred equity securities of a privately held company, ScImage, Inc., which we account for using the cost method. The fair value of our investment is not readily determinable from published market data, so we use our judgment to estimate the fair value. If the estimated fair value of this investment were to decline to an amount below its carrying amount, and we considered the decline other than temporary, we would record a loss. We believe that our $1 million carrying amount of this investment is appropriate, though our belief is necessarily based on our estimate of fair value.

BUSINESS

Overview

      We develop, manufacture, market, and service a family of advanced cardiology products used in the diagnosis, monitoring, and management of patients with heart disease. Our products include electrocardiographs, stress test systems, Holter monitoring systems, cardiac rehabilitation telemetry systems, and cardiology data management systems. We also sell a variety of ancillary cardiology products and consumables related to our principal products.

      Quinton Cardiology Systems, Inc., a Delaware corporation formed in 2002, is the successor to various entities that have owned and operated a cardiology business that was originally incorporated in 1966. Our two principal operating subsidiaries are Quinton Cardiology, Inc. and Burdick, Inc. We acquired Burdick, Inc. in January 2003 and have successfully integrated the Burdick and Quinton operations. We are in the process of legally combining Burdick, Inc. into Quinton Cardiology, Inc. We market our products under the Quinton and Burdick brand names.

Industry Background

      The American Heart Association reports in 2004 that there are over 64.4 million patients in the U.S. with active or developing heart disease. Heart disease is the leading cause of death in the U.S. The American Heart Association also estimates the direct cost of treating heart disease and stroke at nearly $226 billion annually, representing 13% of all domestic healthcare spending. Based on industry reports and management estimates, we believe that combined 2003 sales in the markets in which we compete were in excess of $1.0 billion. These industry reports and management estimates also suggest these markets are growing at an aggregate annual rate of approximately 4%, with two components, the cardiac rehabilitation and cardiology data management markets, growing at annual rates of approximately 13% and 12%, respectively.

      Cardiovascular care facilities provide patients with a variety of diagnostic and treatment techniques ranging from risk assessment and stress testing to complex surgeries and rehabilitation services. Diagnostic cardiology systems are crucial to cardiovascular care. Clinicians use diagnostic cardiology systems to assess the presence and severity of cardiac disease, and to monitor the efficacy of treatments such as drugs, interventions, operations, and device implants. Effective delivery of cardiovascular care requires that the entire process of recording, storing, analyzing, retrieving, and distributing diagnostic cardiology data be as rapid and cost effective as possible.

      Despite the technological and clinical advances in cardiology, healthcare providers face significant challenges in delivering consistent and high quality cardiovascular care. Healthcare reform continues to place increasing pressure on providers of cardiovascular care to see and treat more patients faster. Increasingly, healthcare is moving outside of the hospital setting into physician offices and other outpatient facilities. In addition, the need to control costs, increase efficiencies, and manage data has introduced new factors into the decision making process for technology utilization. The healthcare environment has resulted in the following critical needs:

•	systems and services tailored to the workflow needs of clinicians to improve efficiencies and to reduce training times;

•	products that are easy to use and intuitive to physicians and clinicians outside of the hospital setting;

•	technologies that can effectively digitize, store, and manage data from a variety of sources and be scaled from single offices to wide area networks;

•	products that are implemented using widely-accepted standards such as DICOM and HL-7 for connectivity, to minimize the effort and expense required to integrate data across multiple sources;

•	tools to improve the management of resources by tracking and trending cost efficiencies in healthcare delivery systems, thus providing data to payers which differentiate among competitive providers;

•	methods for preserving and propagating healthcare data from legacy systems;

•	flexible systems that will easily operate with and take advantage of emerging technologies from multiple vendors; and

•	progressive migration to network and Internet technologies within a security structure that meets HIPAA requirements.

      Diagnostic cardiology systems that meet these needs and challenges will have a significant opportunity and advantage in the marketplace.

Quinton Solution

      We provide and service a family of advanced cardiology products that deliver reliable, cost effective solutions for cardiologists and other healthcare providers, ranging from primary to acute care settings. Our products are generally easy to use, with intuitive user interfaces. Many of our cardiology products are built on a Microsoft Windows-based software architecture designed to integrate critical data capture, provide enterprise level access to data, and scale to meet the requirements of a variety of cardiovascular care facility environments. We believe our cardiology products provide our customers solutions for overcoming many of the challenges they face, including the following key benefits:

      Ease of use. Our products feature intuitive user interfaces that are designed with significant input from clinicians and technologists to address the needs of providers and patients. Many of our products automate many of the data collection functions by uploading patient information to a database for easy retrieval. Many of our products use standard computer components and require minimal configuration. Our interfaces have been designed to conform to the particular clinical procedure rather than adapting the procedure to the device. Additionally, users can customize the interface to meet their unique requirements. We believe this functionality enhances clinical success by allowing the user to concentrate on the patient and procedure. Conversely, some products offered by our competitors require significantly more interaction with the device. In addition, we believe the ease of use features of our products enable our customers to use our systems with significantly lower training requirements and higher productivity than competing products that do not offer such customizable user interfaces.

      Network compatibility. Many of our products are designed to support a clinical network environment, enabling cardiologists to assimilate, collate and interpret data and disseminate results to facilitate diagnosis, monitoring and patient management. These products collect data that may be stored in a local or network server database. Many of our products connect to larger enterprise networks that allow data to be shared with other users, both within the facility and remotely via secure networks. To facilitate these connections, we have chosen to implement commonly used formats and protocols. These formats, such as portable document format and extensible markup language, facilitate the storage and dissemination of clinical information. In contrast, some of our competitors use proprietary formats to store and disseminate clinical information. We believe that standardized and efficient data handling are key to addressing the user requirements.

      Effective data capture. Many of our products automate and assist in the collection, interpretation, and retrieval of data and can effectively display, for side-by-side comparison, the results of tests performed over an extended period. These products improve clinical productivity and throughput, which is the number of reimbursable procedures completed per hour of system use. For our customers, greater throughput translates into greater return on investment from our products. Unlike many competing products, which require more intensive manual work, our products automate the capture of clinical data and provide computer assisted interpretation where appropriate.

      Improved diagnostic speed and accuracy. As a result of easy to use controls, effective data capture, and computer assisted diagnosis, we believe our products allow for improved diagnostic accuracy. The availability of historical results for comparison allows for a greater understanding of changes in the patient’s physical condition. In addition, by enabling the review and assessment of test results remotely our systems can greatly speed the time of diagnosis, which allows more rapid institution of appropriate therapy for the patient.

      Open technology architecture. Our Microsoft Windows-based technology adheres to established standards for image, waveform, data and report generation and dissemination, enabling healthcare providers to share data across a private network or via the Internet. This Windows-based technology platform was designed to support data integration activities with other third-party clinical systems. Unlike certain competitors that utilize proprietary architecture or protocols, we believe this technology will permit our customers to easily integrate our products and systems with their existing infrastructure, and scale to meet the needs of larger healthcare organizations.

Our Advantages

      We believe our business has several advantages, including:

      Cardiology focus. Our management and research and development team has significant experience in cardiology products, which enables more innovation and rapid commercialization of products and services. We have over fifty field representatives with extensive knowledge of cardiology products and services, which allows us to quickly introduce new products and grow our revenues efficiently.

      Industry leading brands. We believe Quinton and Burdick are among the most respected names in the field of cardiology. Quinton’s founder, Wayne Quinton, developed the first treadmill designed for cardiac stress testing in 1953. Since 1966, Quinton has manufactured and sold high quality, reliable advanced cardiology products. Burdick has been an innovator in medical devices since 1913 and in cardiology since 1949. We believe we have enjoyed recognition in electrocardiographs, stress test systems, Holter monitors, rehabilitation telemetry systems, and cardiology data management systems and are known for a high level of service, which drives customer loyalty and strong relationships with healthcare providers.

      Large installed base. We believe we have the largest installed base of stress test systems and rehabilitation telemetry systems in the United States. In addition, we have a large installed base of Holter monitors, electrocardiographs, and cardiology data management systems. Management estimates that our installed base exceeds 50,000 units worldwide. Our installed base presents a substantial target market for future sales of products, systems, and software upgrades, as well as related service and consumables.

      Commitment to innovation. We have invested on average approximately 11% of our revenues over the last three years on research and development efforts. Our research and development efforts contributed to the release of new versions of products in most of our major product categories in 2001, 2002 and 2003. We believe many of our products represent the leading technology in the principal markets we serve. We have also been recognized for our product innovation by various industry organizations.

      Global distribution network. We believe that our comprehensive global distribution network focused on the cardiology market distinguishes us from our competitors. Our sales organization consists of a direct sales force focused on acute care, a team of internal sales specialists focused on primary care supporting U.S.-based distribution companies and a network of international distributors providing sales and service in approximately ninety countries. Our sales organization possesses extensive experience and expertise in advanced cardiology products. In addition, we have a national service organization whose work enhances customer satisfaction and retention, and supports our sales force with cross-selling capabilities. We believe our global distribution network has the ability to support the sale of additional new products, whether developed internally or acquired.

      Experienced management team. Our management team has significant experience in the medical device sector and in managing high-growth technology companies. Many of our senior executives have had key roles in organizations with larger operations, and have a history of creating value for customers and shareholders. In addition, our management team has significant experience in acquiring and integrating businesses with existing operations, as demonstrated by the successful acquisition and integration of Burdick.

Growth Strategy

      Our growth strategy is to expand our domestic installed base through sales of new versions of our products, to increase our penetration of international markets through product localization and alliances, to develop industry-leading connectivity solutions for cardiology products, and to make strategic acquisitions.

      Increase U.S. market share. We target our installed base for future sales of products, systems and software upgrades, as well as service and consumables to support new and existing products. We utilize our direct sales force to focus on the acute care market, principally selling Quinton branded products. We complement this sales effort through our well-established distribution network, which is focused on the primary care physician market and principally sells Burdick branded products. We plan to expand domestic sales by offering new and improved products and services, and by leveraging our comprehensive distribution network.

      Expand international sales. We have generated approximately 7% of our revenues from international sales over the last three years. We believe that international markets, particularly in Europe and Asia, represent a significant opportunity to increase our sales by selectively localizing our products. We have developed products and systems to be compatible with regulatory and compliance standards in international markets. We plan to address this opportunity by leveraging our international distribution network and through partnerships with, and acquisitions of, providers of cardiology related products and service. For example, we have a well established strategic alliance with one of the leading providers of cardiology products in Japan to distribute our Q-Stress system in that country.

      Improve connectivity. We offer and continue to develop systems that enable customers to extract electrocardiographic and other data from stand-alone devices, link together disparate diagnostic and monitoring devices, and automate the storage, retrieval and processing of cardiology data. These connectivity features address significant unmet needs in the diagnostic cardiology systems market, which should increase demand for, and lead to incremental sales of our other products and services. We also continue to develop products that enable our customers to connect to an increasing number of devices and data systems from multiple vendors to enhance their abilities to analyze and manage clinical data. In addition, we believe our continued innovation in providing connectivity options will increase our potential to form strategic alliances with companies in related diagnostic, monitoring, and management areas that will enhance revenue by providing access to additional sales opportunities.

      Pursue strategic acquisitions. Building upon our successful acquisition of Burdick, we plan to pursue other acquisitions of businesses, product lines, assets, or technologies that are complementary to our business or offer us other benefits, such as enhanced clinical or technological value, expanded geographical reach, and additional sales or research and development capabilities. The fragmentation of the cardiology industry offers an excellent opportunity for growth through selective acquisitions. We believe our brand, distribution capabilities, and the proven acquisition and integration experience of our management team, put us in a position to take advantage of this opportunity.

Our Products

      Revenues from sales of our systems and related consumable products were $33.8 million, $37.4 million and $71.6 million for each of the fiscal years ended December 31, 2001, 2002 and 2003, respectively. Revenues from sales of systems and related consumable products for 2001 and 2002 do not include historical revenues of Burdick, which we acquired in January 2003. The majority of our cardiology systems range in price from under $10,000 to $100,000, although in some situations our systems sell for amounts that are higher than the upper end of this range.

      In 2003, we introduced new versions of products in most of our product lines, and we are currently developing additional new versions of products in each of these product lines. A description of the various systems and consumable products we currently offer includes:

      Electrocardiography systems. We offer a variety of electrocardiography systems that allow physicians to record and analyze the ECG waveform at rest to assess the presence of cardiac disease. These products are offered at various price points and configurations, and cover the spectrum of market needs, ranging from low-cost units targeting physicians’ offices to fully featured units that are designed for the most rigorous clinical and hospital settings.

      Cardiac stress testing systems. Our integrated stress testing systems allow cardiologists and other healthcare providers to monitor and analyze the performance of the heart under stress. Our stress systems record a patient’s heart rate, heart rhythm, blood pressure, and other vital signs during induced stress. Quinton treadmills, specifically designed for cardiac monitoring procedures, provide precise and replicable levels of exertion. Our systems provide real time analysis, charting, and reporting, all of which enable cardiologists and other healthcare providers to diagnose patients’ heart disease more accurately and efficiently.

      Holter monitoring systems. Our integrated Holter monitoring products and systems record and assess the performance of a patient’s heart during various activities over extended periods of time. The Holter recorder, which is typically worn for a period of 24 hours, records the patient’s heart rate, heart rhythm, and ECG waveform data. Our Holter offering includes both 3 lead and true 12 lead ECG waveform diagnostic capabilities.

      Cardiac rehabilitation telemetry systems. Our integrated Q-Tel telemetry devices, database products and treadmills monitor the patient’s heart rate, heart rhythm, and ECG waveform data during rehabilitation exercises. Our rehabilitation database provides real time clinical data and trend analysis to enable cardiologists and other healthcare providers to track and assess improvements in cardiovascular function.

      Cardiology data management systems. We provide cardiology data management systems that automate the processing, storage, retrieval and editing of electrocardiographic and other data. Our open architecture strategy provides customers with the flexibility to integrate with an increasing number of devices and data management systems while retaining their current equipment.

      Other systems and supplies. Diagnostic cardiology products often require lead wires and electrodes to be attached to the patient to retrieve and process electrocardiographic activity, as well as thermal chart paper to generate reports. We sell these items, including our patented Quik-Prep electrodes, and provide an array of other complementary cardiology related products, such as blood pressure monitors, spirometers, and defibrillators, among other things.

      We previously manufactured and marketed a line of hemodynamic monitoring systems that allow cardiologists and other healthcare providers to monitor and analyze cardiovascular performance, vital signs, and coronary artery blockage during cardiac catheterization procedures. During 2003, we divested this product line and established an ongoing joint marketing alliance with the purchaser for cross referrals of one another’s products.

Product Support and Maintenance Services

      We provide product installation, repair, and scheduled maintenance services, as well as software and hardware upgrades. Our product support and maintenance organization supports our installed base. Revenues from our support and maintenance services were $9.0 million, $9.1 million and $12.8 million for each of the fiscal years ended December 31, 2001, 2002 and 2003, respectively. Revenues from support and maintenance services for 2001 and 2002 do not include historical revenues of Burdick, which we acquired in January 2003.

Sales and Marketing

      Our sales organization consists of a direct sales force focused on acute care, a team of internal sales specialists focused on primary care that supports U.S.-based distribution companies, and a network of international distributors that provides sales and service in approximately ninety countries. Our sales organization possesses extensive experience and expertise in advanced cardiology products.

      Within the U.S. we market and sell our products, systems and services to hospitals and cardiology clinics, which we refer to as the acute care market, through a dedicated national sales force that has broad experience in selling advanced cardiology products. Each of our sales representatives sells our entire product line and is responsible for a region and a personal sales quota.

      Within the U.S. we sell our products to primary care physicians through a well established independent distributor network, supported by a team of internal sales representatives.

      To complement our domestic sales force and increase our sales to existing customers, we encourage our service personnel to actively seek cross-selling opportunities.

      Outside the U.S. we rely on indirect sales channels, using distributors to offer our products. Our arrangements with distributors are typically territory specific and cover several of our products. We provide our distributors with discounts based on a variety of factors including the annual volume of orders. Our international distribution network is managed by a team of employees or agents living abroad, under the overall direction of a U.S. based international sales director.

      Our sales efforts in the acute care market increasingly target system sales opportunities. Our sales efforts historically promoted stand-alone product sales and were most successful in small and midsize hospitals, rehabilitation clinics, and group cardiology practices. We believe improvements in our technology and changes in customer needs make our products attractive to larger hospitals and physician practices, as well. Our new system-oriented sales approach enables us to adjust to the selling environment of larger facilities, which has grown more complex due to the growing connectivity of devices and systems within healthcare organizations and has increased the technical knowledge required of our sales representatives. In addition, while previous sales efforts have focused on the individual clinician as the customer, our selling process increasingly involves multiple customer representatives with differing expectations, including personnel responsible for information technology and administration.

      Our marketing activity consists primarily of product marketing through product demonstrations, major cardiology meetings, publications in professional journals, telemarketing, and website marketing. In addition, we support the sales efforts of the distributors in the primary care market by providing funding and other support for certain promotional activities. Our marketing efforts emphasize our products’ ease of use, connectivity, quality, and reliability.

      We do not generally have a significant sales order backlog. At both December 31, 2002 and 2003, our total sales order backlog represented less than 30 days of anticipated sales volume.

     Customer Service and Support

      We believe that a broad range of support services is essential to the successful installation and utilization of our advanced cardiology products. We offer a combination of online, telephone, and on-site technical assistance services, including the ability to have assistance 24 hours a day, seven days a week. We also provide professional services for network analysis, design and implementation, and training and education. Our multiple support programs include basic and extended systems maintenance and parts replacement.

      Our large installed base facilitates the sale of service contracts and warranties and presents a cross-selling opportunity for products that are complementary to our customers’ existing installations. In international markets our distributors provide support and other services.

     Research and Development

      We believe that strong product development capabilities are essential to our strategy of enhancing, developing, and incorporating improved functionality, and maintaining the competitiveness of our products in our core markets. We believe our team of experienced engineers is on the leading edge of software and other technologies in our core markets. Our research and development process is dependent on assessment of customer needs, identification and evaluation of new technologies, and monitoring market acceptance and demand. We have a structured process for undertaking product development projects that involves all functional groups at all levels within our company. This process is designed to provide a framework for defining and addressing the steps, tasks, and activities required to bring product concepts and development projects to market.

      Our research and development expenses were $5.5 million in 2001, $5.1 million in 2002 and $8.1 million, exclusive of a 2003 acquired research and development charge, in 2003. This represents approximately 11% of our revenues over that three-year period. Research and development expenses in total dollars and as a percentage of revenues for 2001 and 2002 do not reflect research and development expenses nor revenues of Burdick. During 2001 to 2003, our research and development efforts focused on enhancing and expanding the proven capabilities of our existing product lines, introducing new versions of our products, and reducing costs relating to our existing products.

     Technology

      We use object-oriented design based on Microsoft technologies to create the software for many of our systems. We develop our systems’ user interfaces for many of our products using Microsoft Visual Basic and C++ tools. In addition, in many cases, the data storage layer has been developed on Microsoft SQL Server. Many of our systems have been designed for network operation and deployment using industry standard TCP/ IP network protocol. Many of our software modules have been developed as objects that can be reused in our other products as needed.

      We are designing many of our systems to meet emerging industry standards for data sharing. Final clinical reports from certain of our products can now be rendered in Adobe PDF format for easy transmission and viewing in standard browsers. Extensible markup language, or XML, is also used in certain of our products to communicate complex information with third-party systems, and the HL7 messaging standard will be supported to enable communications with leading hospital information systems. ECG waveform data can be transmitted in medical industry standard Serial Communication Protocol format through many of our products.

      Most of our systems include hardware components that connect to the patient and digitize ECG waveform signals, blood pressure, and other vital signs. These hardware components connect to the computer operating system via special software drivers. The digitized patient information is a continuous stream of data that is analyzed in real-time and communicated to the user interface components for display. Real-time analysis is a critical function that typically runs at a high priority within Microsoft Windows. Applications that require the storage of all real-time patient data collect this information as a part of the processing subsystem. Patient data and clinical results are stored and managed via Microsoft’s SQL Server.

     Manufacturing and Supply

      Our manufacturing process consists primarily of assembly and testing of electrocardiographs, stress test systems, Holter monitoring systems, rehabilitation telemetry systems, medical treadmills, electrodes, and various other products. During 2003, we performed these manufacturing activities at our Bothell, Washington facility, our Deerfield, Wisconsin facility and, to a limited extent, at the facilities of our majority owned joint venture operation in Shanghai, China. During the latter part of 2003, we consolidated our Bothell and Deerfield manufacturing activities into our Deerfield location. We incurred certain non-recurring charges relating to severance, moving costs and other consolidation related activities during 2003, aggregating $1.4 million. As the consolidation was complete by December 31, 2003, we do not expect these charges to recur in the future.

      We also rely upon other third-party suppliers to provide us with various materials used in the production and assembly of our devices and systems. We have long-standing supply relationships for essentially all our outsourced product components. We purchase a portion of our products from third parties on an original equipment manufacturer (OEM) basis.

      We maintain a comprehensive quality assurance and quality control program that includes documentation of all material specifications, operating procedures, equipment maintenance and quality control methods.

Our quality systems are based on and in compliance with the requirements of ISO 9001/ EN 46001 and the applicable regulations imposed by the FDA on medical device manufacturers.

     Our Competition

      The following chart indicates the most significant competitors for each of our major product lines:

Product	Competitors

Electrocardiography systems	General Electric, Philips, Schiller
Cardiac stress testing systems	General Electric, Philips, Welch Allyn
Holter monitoring systems	Del Mar Reynolds, General Electric, Philips
Cardiac rehabilitation telemetry systems	Life Sensing Instruments, Scott Care
Cardiology data management systems	General Electric, Philips

      We believe that cardiologists and other healthcare providers consider the following factors in determining which products to purchase:

•	quality, accuracy, and reliability;

•	reputation of the provider;

•	relative ease of use;

•	depth and breadth of features;

•	quality of customer support;

•	frequency of updates;

•	flexibility to integrate products with other devices and systems from multiple vendors;

•	availability of third-party reimbursement;

•	conformity to standards of care; and

•	price.

      We believe our products compete favorably on these factors. However, products offered by some of our competitors offer features that may compete favorably on these factors as well. The market for diagnostic cardiology systems is highly competitive and we expect competition to intensify. Many of our competitors enjoy substantial advantages, including greater resources that can be devoted to the development, promotion and sale of their products. In addition, many of our competitors may have more established sales channels, greater product development experience or greater name recognition.

     Third-Party Reimbursement

      In the U.S., as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payers, pay a significant portion of the cost of a patient’s medical expenses. A uniform policy of reimbursement does not exist among all these payers. We believe that reimbursement is an important factor in the success of any medical device.

      All U.S. and foreign third-party reimbursement programs, whether government funded or commercially insured, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouraging healthier lifestyles and exploring more cost-effective methods of delivering healthcare. These types of programs can potentially limit the amount which healthcare providers may be willing to pay for medical devices.

     Government Regulation

      Our products are medical devices subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other regulatory agencies. FDA regulations govern, among other things, the following activities that we perform and will continue to perform in connection with medical devices:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling and packaging;

•	product handling, storage, and installation;

•	premarket clearance or approval;

•	advertising and promotion; and

•	product sales, distribution, and servicing.

      FDA’s Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. must first receive 510(k) clearance or premarket approval from the FDA. The FDA classifies all medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a 510(k) premarket notification, requesting clearance of the device for commercial distribution in the U.S. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device are placed in class III requiring premarket approval.

      510(k) Clearance Process. The 510(k) clearance process is the process applicable to our current products. To obtain 510(k) clearance, we must submit a premarket notification to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or is a device that has been reclassified from class III to either class II or I. The FDA’s 510(k) clearance process usually takes three months from the date the application is submitted and filed by the FDA, but it can take significantly longer.

      After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. We have modified aspects of some of our devices since receiving regulatory clearance. Some of those modifications we believe are not significant, and therefore, new 510(k) clearances or premarket approvals are not required. Other modifications we believe are significant and we have obtained new 510(k) clearances from the FDA for these modifications. In the future, we may make additional modifications to our products after they have received FDA clearance or approval, and in appropriate circumstances, determine that new clearance or approval is unnecessary. However, the FDA may disagree with our determination and if the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain the required clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties.

      Premarket Approval Process. A premarket approval application must be submitted if the medical device is in class III (although the FDA has the discretion to continue to allow certain pre-amendment class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A premarket approval application must be supported by, among other things, extensive technical, preclinical, clinical trials, manufacturing and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

      After a premarket approval application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA will be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with Quality System regulations. New premarket approval applications or premarket approval application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel.

      Certain of our devices have been classified as class III pre-amendment devices. Although we currently have 510(k) clearance for these devices, the FDA has the discretion at any time to request premarket approval applications from us and all manufacturers of similar devices. If the FDA calls for premarket approval applications, we will be required to submit and obtain approvals for such devices within a specified period of time. If we fail to do so, we will not be allowed to continue marketing these products.

      Clinical Trials. A clinical trial is almost always required to support a premarket approval application and is sometimes required for a 510(k) premarket notification. Clinical trials generally require submission of an application for an investigational device exemption to the FDA. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA as well as the appropriate institutional review boards at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained.

      Pervasive and Continuing FDA Regulation. After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

•	Quality System regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	Establishment Registration, which requires establishments involved in the production and distribution of medical devices, intended for commercial distribution in the U.S. to register with the FDA;

•	Medical Device Listing, which requires manufacturers to list the devices they have in commercial distribution with the FDA;

•	Labeling regulations, which prohibit “misbranded” devices from entering the market, as well as prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	Medical Device Reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include one or more of the following sanctions:

•	fines, injunctions, and civil penalties;

•	mandatory recall or seizure of our products;

•	administrative detention or banning of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new product versions;

•	revocation of 510(k) clearance or premarket approvals previously granted; and

•	criminal penalties.

      International Regulation. International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ significantly.

      The European Union has adopted legislation, in the form of directives to be implemented in each member state, concerning the regulation of medical devices within the European Union. The directives include, among others, the Medical Device Directive that establishes standards for regulating the design, manufacture, clinical trials, labeling, and vigilance reporting for medical devices. Under the European Union Medical Device Directive, medical devices are classified into four classes, I, IIa, IIb, and III, with class I being the lowest risk and class III being the highest risk. Under the Medical Device Directive, a competent authority is nominated by the government of each member state to monitor and ensure compliance with the Directive. The competent authority of each member state then designates a notified body to oversee the conformity assessment procedures set forth in the Directive, whereby manufacturers demonstrate that their devices comply with the requirements of the Directive and are entitled to bear the CE marking. CE is an abbreviation for Conformité Européene (or European Conformity) and the CE marking, when placed on a product, indicates compliance with the requirements of the applicable directive. Medical devices properly bearing the CE marking may be commercially distributed throughout the European Union. We have received CE certification from the British Standards Institution for conformity with ISO 9001 allowing us to CE mark our product lines. The ISO quality system has been developed by the International Organization for Standardization to ensure that companies are aware of the standards of quality to which their products will be held worldwide. While no additional premarket approvals in individual European Union countries are required prior to marketing of a device bearing the CE marking, practical complications with respect to marketing introduction may occur. For example, differences among countries have arisen with regard to labeling requirements. Failure to maintain the CE marking will preclude us from selling our products in the European Union. We may not be successful in maintaining certification requirements necessary for distribution of our products in the European Union.

      Under the Medical Devices Regulations of Canada, all medical devices are classified into four classes, class I being the lowest risk class and class IV being the highest risk. Class I devices include among others, devices that make only non-invasive contact with the patient. Classes II, III and IV include devices of increasingly higher risk as determined by such factors as degree of invasiveness and the potential consequences to the patient if the device fails or malfunctions. Our current products sold in Canada generally fall into classes II and III. All class II, III and IV medical devices must have a valid Medical Device License issued by the Therapeutic Products Directorate of Health Canada before they may be sold in Canada (class I devices do not require such a license). We have obtained applicable Medical Device Licenses for many of our products. Failure to maintain required Medical Device Licenses in Canada or to meet other requirements of the Canadian Medical Devices Regulations (such as quality system standards and labeling requirements) for our products will preclude us from selling our products in Canada. We may not be successful in continuing to meet the medical device licensing requirements necessary for distribution of our products in Canada.

     Intellectual Property

      The success of our products depends in part on our internally developed intellectual property and other proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property and other proprietary rights. We also generally enter into confidentiality agreements with our employees and technical consultants.

      As of December 31, 2003, Quinton holds various U.S. and foreign patents, which expire at various times between 2004 and 2018. Quinton also has certain patent applications pending before the U.S. patent office and foreign governmental bodies. Our patents and patent applications protect various aspects of our business including: filters for filtering ECG signals, monitoring electrodes and methods of interfacing the monitoring electrodes to a patient, and devices and methods for obtaining, analyzing, and presenting physiological data, such as various cardiology information. We also have perpetual rights to certain patented technology relating to Quinton’s medical treadmills. In addition, we have registered or applied to register certain trademarks with domestic and certain foreign trademark authorities.

      Our business also depends in part on licenses to use third parties’ software in our product offerings. We believe that the agreements we have in place with these third parties generally provide for such software at fair market value and that, if any such agreements expire or terminate, we would be able to obtain alternative software at comparable prices.

     Employees

      As of March 31, 2004, we had 363 full time employees, including 60 in research and development, 98 in sales and marketing and 72 in technical support services. These employee totals include 22 employees in our majority owned Shanghai Joint Venture. None of our employees are represented by a labor union, except in China, where substantially all employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

     Foreign Operations

      Sales to customers located outside the United States were approximately $3.3 million, $2.8 million and $6.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. The sales amounts for 2001 and 2002 do not include historical international sales of Burdick. Additional information is provided in Note 2 to the Consolidated Financial Statements “Summary of Significant Accounting Policies — Segment Reporting” contained in our annual report on Form 10-K, which is incorporated herein by reference.

MANAGEMENT

      The following table sets forth the name, age and position of our directors and executive officers as of March 31, 2004. Our board of directors is presently composed of five members with one vacancy. Our board of directors is considering whether to fill this vacancy, but has not yet decided to do so as of the date of this prospectus.

Name	Age	Position

Ruediger Naumann-Etienne, Ph.D.	57	Chairman of the Board
W. Robert Berg	60	Director
Jue-Hsien Chern, Ph.D.	49	Director
Harvey N. Gillis	58	Director
John R. Hinson	41	President, Chief Executive Officer and Director
Michael K. Matysik	45	Senior Vice President, Chief Financial Officer and Secretary
Allan R. Criss	44	Vice President, Acute Care
David M. Hadley, Ph.D.	54	Vice President, Research and Development
Atul Jhalani	39	Vice President, Marketing
Darryl R. Lustig	48	Vice President, Primary Care
Feroze D. Motafram	49	Vice President, Operations

      Ruediger Naumann-Etienne, Ph.D. has served as a director and our Chairman of the Board since April 2000. From November 2000 until August 2003, Dr. Naumann-Etienne served as our Chief Executive Officer. Dr. Naumann-Etienne is the owner and has been the Managing Director of Intertec Group, an investment company acting as principal in managing high technology growth situations since 1989. From 1993 to 1999, Dr. Naumann-Etienne served as Chairman of OEC Medical Systems Inc., a leader in fluoroscopic imaging for minimally invasive surgery. From 1995 to 1997, he also served as their President and Chief Executive Officer. Dr. Naumann-Etienne received his Ph.D. in International Finance from the University of Michigan, an M.S. in Industrial Management from Georgia Institute of Technology and completed undergraduate work in Business Administration at the Technical University of Berlin, Germany. Dr. Naumann-Etienne is also a director of Bio-Rad Laboratories, Inc. and Varian Medical Systems, Inc.

      W. Robert Berg has been one of our directors since July 2002. From October 1985 to January 2000, Mr. Berg held several positions at SeaMED Corporation, a medical equipment company, including Vice President of Operations from 1985 to 1987, and President and CEO from 1987 to 2000. He served as President of SeaMED until he retired in January 2000. Mr. Berg holds a B.A. from the University of Washington.

      Jue-Hsien Chern, Ph.D., has been one of our directors since March 2003. Since January 2000, he has served as Vice President and General Manager of the D.S.M. division of Mentor Graphics, Inc., a leading provider of electronic design automation products and services. From 1998 to 1999, Dr. Chern served as head of the D.S.M. business unit of Avant! Corporation, a provider of electronic design automation products. Dr. Chern received his Ph.D. in Civil Engineering from SUNY Buffalo and a M.S. and B.S. in Civil Engineering from National Taiwan University.

      Harvey N. Gillis has been one of our directors since August 2002. Since March 1998, Mr. Gillis has served as Chairman, President and Chief Executive Officer of Sunrise Capital Corporation, a venture capital and business investment firm. From August 1997 to July 1999, Mr. Gillis was Chairman of the Board of Mosaix, Inc. From 1992 to 1998, Mr. Gillis was Senior Vice President and Chief Financial Officer of ATL Ultrasound, Inc. Mr. Gillis also serves on the board of directors of Integrex, Inc., a private electronic manufacturing services firm. Mr. Gillis holds an M.S. in engineering and an MBA in finance and systems analysis from Stanford University, and a B.S. in engineering from Carnegie Mellon University.

      John R. Hinson has served as our President since November 2000, our Chief Executive Officer since September 2003, and a director since July 1999. He also served as our Chief Operating Officer from February

2000 through August 2003, as Secretary from July 1999 through April 2002, and as Chief Financial Officer and Executive Vice President of Operations from April 1999 to May 2001. From March 1995 to March 1999, Mr. Hinson held several positions at DeCrane Aircraft Holdings, Inc., an aerospace manufacturing company, most recently as Chief Financial Officer and earlier as Vice President of Planning and Business Development. From October 1991 to March 1995, he held several positions at Minimed, Inc., a medical device company, including Director of Finance and Director of Operations. He holds an MBA from the Anderson Graduate School of Management at UCLA and a B.A. in Economics from Claremont McKenna College.

      Michael K. Matysik has served as our Senior Vice President, Chief Financial Officer and Secretary since the end of April 2002. From May 2001 to November 2001, Mr. Matysik was Executive Vice President and Chief Financial Officer of DMX Music, a global media and technology company. From September 1996 to April 2001, Mr. Matysik was Vice President and Chief Financial Officer of AEI Music Network, Inc., also a global media and technology company. He holds an MBA from the University of Southern California and a B.A. in Business Administration from the University of Washington.

      Allan R. Criss has served as our Vice President, Acute Care since March 2004. Prior to that Mr. Criss was the Vice President, Business Line Ultrasound, North America for Philips Medical Systems, a medical device company, from April 2002. From November of 2001 through March of 2002 Mr. Criss was the Vice President, Sales and Marketing for Advanced Imaging Technologies, a medical device company. From February 2000 through November 2001 Mr. Criss was Vice President, U.S. Cardiology Sales for Philips Medical Systems. From January 1989 through January 2000 Mr. Criss held several positions of increasing responsibility with ATL Ultrasound, a medical device company, which was later acquired by Philips Medical Systems. Mr. Criss holds a B.S. in Marketing from Indiana University of Pennsylvania.

      David M. Hadley, Ph.D. has served as our Vice President, Research and Development since May 2001. From November 1998 to May 2001, he served as our Vice President of Engineering. From April 1994 to September 1998, Dr. Hadley was Vice President of Research and Development at Primus Knowledge Solutions, Inc., an enterprise software company. Dr. Hadley holds a Ph.D. in Geophysics from California Institute of Technology and a B.S. in Physics from the University of California, Riverside.

      Atul Jhalani has served as Vice President of Marketing since October 2003. From December 2000 to July 2003, Mr. Jhalani was the Vice President of Business Development and earlier Vice President of Marketing focused on the P.E.T. business for the Nuclear Medicine Division of Philips Medical Systems, a medical device company. From July 1999 through December 2000, he served as the Vice President of Marketing and earlier as Director of Business Development for ADAC Laboratories, a medical device company which was acquired by Philips Medical Systems. From May 1996 to June 1999, he was an Associate with Booz Allen & Hamilton, a leading management consulting firm. He holds an MBA from the University of Chicago, an MS in Mechanical Engineering from Ohio State University and a B.S. in Mechanical Engineering from Indian Institute of Technology.

      Darryl R. Lustig has served as our Vice President, Primary Care, since March 2004. From September 2000 to February 2004, Mr. Lustig served as Vice President, Sales and Marketing for Burdick, Inc., a company we acquired as a wholly-owned subsidiary in January 2003. From November 1999 to August 2000, Mr. Lustig was Vice President of Sales for Cimtek Commerce, a healthcare information and electronic commerce company. From February 1994 through February 1999, Mr. Lustig served as Corporate Vice President of Sales and Marketing for Colonial Healthcare Supply and Bergen Brunswig Medical. Mr. Lustig has over 25 years experience in healthcare manufacturing and distribution. Mr. Lustig has a B.A. in Political Science with a minor concentration in Advertising from Southern Illinois University.

      Feroze D. Motafram has served as Vice President of Operations since June 2003. From February 1994 to April 2003, he held several positions with Eaton Corporation, an industrial manufacturer, most recently as a Business Unit Manager, and earlier as a Plant Manager. From August 1985 to January 1994, he held several operations and engineering positions at Westinghouse Electric Corporation, an electrical equipment manufacturer. Mr. Motafram holds an M.S. in Electrical Engineering from Marquette University and a B.S. in Electrical Engineering from Walchand College of Sangli, India.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 1, 2004, and as adjusted to reflect the sale of 3,000,000 shares of common stock in this offering, by:

•	each person known to the board of directors to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of the executive officers; and

•	all of our current directors and executive officers as a group.

	Number of Shares	Before	After
Name of Beneficial Owner	Beneficially Owned(1)	the Offering	the Offering(2)

Westfield Capital Management Co. LLC(3)	1,474,000	12.0%	9.6%
One Financial Center, 23rd Floor Boston, MA 02111
Philips Electronics North America Corporation(4)	1,394,024	11.4%	9.1%
1251 Avenue of the Americas New York, NY 10020
J.F. Shea Company, Inc.(5)	1,329,522	10.8%	8.7%
644 Brea Canyon Road Walnut, CA 91789
Wells Fargo & Company(6)	1,133,275	9.2%	7.4%
420 Montgomery Street San Francisco, CA 94163
Peter B. Cannell & Co. Inc.(7)	1,008,100	8.2%	6.6%
645 Madison Avenue, 8th Floor New York, NY 10022
Ruediger Naumann-Etienne(8)	543,467	4.3%	3.6%
W. Robert Berg(9)	21,583	*	*
Jue-Hsien Chern(10)	10,000	*	*
Harvey N. Gillis(11)	19,583	*	*
John R. Hinson(12)	469,148	3.8%	3.1%
Michael K. Matysik(13)	119,174	1.0%	*
Allan R. Criss	0	*	*
David M. Hadley(14)	396,303	3.2%	2.6%
Atul Jhalani	681	*	*
Darryl R. Lustig(15)	6,321	*	*
John R. Serino(16)	64,254	*	*
All directors and executive officers (11 persons)(17)	1,650,514	13.5%	10.8%

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after March 1, 2004 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of March 1, 2004, we had 12,263,664 shares of common stock outstanding. Except as otherwise indicated

in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Unless otherwise indicated, the address of each of the individuals and entities named above is: c/o Quinton Cardiology Systems, Inc., 3303 Monte Villa Parkway, Bothell, Washington 98021.

(2)	Assumes 15,281,401 shares are outstanding after this offering based on shares of our common stock outstanding as of March 31, 2004. Assumes no exercise of the over-allotment option.

(3)	Beneficial ownership of shares as reported on Schedule 13G filed with the Securities and Exchange Commission on September 6, 2002.

(4)	Beneficial ownership of shares as reported on Schedule 13D/ A filed with the Securities and Exchange Commission on April 28, 2003. The 13D/ A reports that Philips Electronics North America Corporation (“PENAC”) is a wholly-owned subsidiary of Philips Holding USA Inc. (“PHUSA”), which, in turn is a wholly-owned subsidiary of Koninklijke Philips Electronics N.V. (“KPENV”). PENAC is the direct beneficial owner of 1,394,024 shares of common stock. PHUSA and KPENV may be deemed to beneficially own 1,394,024 shares of common stock.

(5)	Beneficial ownership of shares as reported on Schedule 13G filed with the Securities and Exchange Commission on November 14, 2002. The Schedule 13G reports each of Edmond H. Shea, Jr., John F. Shea, Peter O. Shea, Jr., and James G. Shontere as having shared voting power for 1,329,522 shares of common stock and shared dispositive power for 1,329,522 shares of common stock. The filing persons (except for J. F. Shea Company, Inc.) disclaim beneficial ownership of the securities being reported and disclaim group status. Also, all reporting persons disclaim beneficial ownership of an additional 22,443 shares of common stock, which the reporting persons acquired directly or indirectly as nominee for another investor.

(6)	Beneficial ownership of shares as reported on Schedule 13G/ A filed with the Securities and Exchange Commission on February 9, 2004. The Schedule 13G/ A reports each of Wells Fargo & Company and Wells Capital Management Incorporated owns in the aggregate 1,133,275 shares. The Schedule 13G/ A also reports that Wells Fargo & Company is a parent holding company and that Wells Capital Management Incorporated is a registered investment advisor. As reported in the Schedule 13G/ A, each of Wells Fargo & Company and Wells Capital Management Incorporated has sole voting power with respect to 1,129,500 shares and sole dispositive power with respect to 1,133,275 shares.

(7)	Beneficial ownership of shares as reported on Schedule 13G filed with the Securities and Exchange Commission on February 4, 2004.

(8)	Includes 423,445 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(9)	Includes 14,583 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(10)	Includes 10,000 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(11)	Includes 14,583 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(12)	Includes 252,374 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(13)	Includes 94,790 shares issuable upon exercise of options. which are currently exercisable or exercisable within 60 days after March 1, 2004.

(14)	Includes 52,610 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(15)	Includes 4,374 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(16)	Includes 53,681 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004.

(17)	Includes 920,440 shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days after March 1, 2004. Excludes shares beneficially owned by Feroze D. Motafram, our Vice President, Operations, who was not an executive officer as of March 1, 2004, the date of the Principal Shareholders table.

UNDERWRITING

      We intend to enter into an underwriting agreement with the underwriters named below on the terms described below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has agreed to purchase from us the number of shares of common stock set forth opposite its name below:

Number of
Name	Shares

Needham & Company, Inc.
SunTrust Capital Markets, Inc.
Adams, Harkness & Hill, Inc.
Delafield Hambrecht, Inc.
Total	3,000,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent, including confirmation by their legal counsel of certain legal matters and receipt of officers’ certificates, legal opinions, and a confirmation letter from our independent auditor. The underwriters agreement provides that underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

      Under the terms of the underwriting agreement, we will grant to the underwriters an option to purchase up to 450,000 additional shares of common stock, at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option would be exercisable during the 30-day period after signing of the underwriting agreement. The underwriters may exercise this option only to cover over-allotments, which are discussed below, made in connection with this offering. If the underwriters exercise this option, each of the underwriters will be obligated to purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown.

Commissions and Discounts

      The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $           per share. The underwriters may allow, and these dealers may re-allow, a concession to other securities dealers of up to $           per share. After the offering to the public, the underwriters may change the offering price and other selling terms.

      The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions were determined in negotiation by the underwriter’s representatives with us. The following table shows the per share and total underwriting discounts and commission to be applied to the price paid by the underwriters to

us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise

Paid by Quinton Cardiology Systems, Inc.

Offering Expenses

      The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $500,000, which includes legal, accounting and printing costs and various other fees associated with registering the common stock.

Indemnification of Underwriters

      The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

No Sales of Similar Securities

      Under the underwriting agreement we will agree, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant options, warrants or rights to purchase or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock or other equity securities for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This restriction does not apply to the issuance of additional options or shares under any existing employee benefit plans, including employee stock option plans and employee stock purchase plans. Also during this time period, we may not enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock. Our directors and officers have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc.

Discretionary Accounts

      The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase under the over-allotment option. To close out a short position, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position is created if the underwriters sell more shares than could be covered by the over-allotment option. The underwriters must close out any naked short positions by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions. Finally, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

      Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities or may prevent or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

      Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the shares of our common stock being offered hereby. Foster Pepper Tooze LLP, Portland, Oregon, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements of Quinton Cardiology Systems, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Spacelabs Burdick, Inc. and subsidiary as of December 31, 2001 and 2002, and for each of the years in the two-year period ended December 31, 2002, for the period January 1, 2002 through July 2, 2002, and for the period July 3, 2002 through December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements states that Spacelabs Burdick, Inc.’s parent was acquired on July 3, 2002 in a transaction accounted for as a purchase. The purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values. The effects of the purchase accounting have been pushed down to the consolidated financial statements of Spacelabs Burdick, Inc. As a result, the consolidated financial statements for the period subsequent to the acquisition are not comparable to the consolidated financial statements presented for prior periods. The audit report also refers to a change in the method of accounting for goodwill and other intangible assets.

      Our consolidated financial statements as of December 31, 2001 and for the year then ended, incorporated by reference into this Prospectus, have been audited by Arthur Andersen LLP. As of May 10, 2002, we dismissed Arthur Andersen LLP as our independent auditor and engaged KPMG LLP to serve as our independent auditor for the fiscal year ending December 31, 2002. The decision to dismiss Arthur Andersen and engage KPMG was recommended by our Audit Committee and approved by our board of directors. After reasonable efforts, we have been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into this Prospectus of Arthur Andersen’s audit report with respect to our consolidated financial statements as of December 31, 2001, and for the fiscal years ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement to which this prospectus is a part without a written consent from Arthur Andersen.

      Section 11(a) of the Securities Act of 1933, as amended (the “Securities Act”), provides that any person acquiring a security pursuant to a registration statement may sue every accountant who has with its consent been named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation that is used in connection with the registration statement, if that part of the registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (unless it is proved that at the time of such acquisition such person knew of such untruth or omission). Since Arthur Andersen has not consented to the incorporation of their report in the registration statement to which this prospectus is a part, you may be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchases of our securities pursuant to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We “incorporate by reference” into this prospectus the information we file with the SEC. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. The information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement, and any future filings we make prior to the termination of the offering of securities pursuant to this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

•	Our Definitive Proxy Statement on Schedule 14A, filed on April 14, 2004;

•	Our Current Report on Form 8-K/A containing Burdick Financial Statements filed on March 18, 2003; and

•	The description of our common stock contained in our Current Report on Form 8-K dated May 21, 2003.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Quinton Cardiology Systems, Inc.

Attention: Chief Financial Officer
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000

ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

PROSPECTUS

Needham & Company, Inc.	SunTrust Robinson Humphrey

Adams, Harkness & Hill, Inc.	Delafield Hambrecht, Inc.

April      , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the offering described in this Registration Statement. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the Nasdaq National Market additional listing fee.

Securities and Exchange Commission registration fee	$5,717
Transfer agents’ fees	5,000
Nasdaq National Market additional listing fee	22,500
NASD fee	5,761
Printing and engraving expenses	40,000
Legal fees and expenses	250,000
Accounting fees and expenses	100,000
Miscellaneous fees and expenses	71,022

Total	$500,000

Item 15.	Indemnification of Directors and Officers

      As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

      As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions, (2) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law and (3) the rights conferred in the bylaws are not exclusive.

      The Registrant has entered into indemnification agreements with its directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its bylaws and to provide additional procedural protections.

      The indemnification provisions in the Registrant’s bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act. The Registrant has also obtained directors’ and officers’ liability insurance.

Item 16.	Exhibits

1.1	Underwriting Agreement*
3.1	Restated Certificate of Incorporation of the registrant (incorporated by reference to the registrant’s Current Report on Form 8-K (File No. 000-49755) filed on May 21, 2003).
3.2	Bylaws of the registrant (incorporated by reference to the registrant’s Current Report on Form 8-K (File No. 000-49755) filed on May 21, 2003).
4.1	Company Specimen Stock Certificate*
4.2	See the registrant’s Restated Certificate of Incorporation filed as Exhibit 3.1.
4.3	See the registrant’s Bylaws filed as Exhibit 3.2.
5.1	Opinion of Perkins Coie LLP as to the validity of the common stock.
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).
24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.

Item 17.	Undertakings

      A.     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B.     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      D.     The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona bide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the city of Bothell, state of Washington, on the 27th day of April, 2004.

QUINTON CARDIOLOGY SYSTEMS, INC.

By:	/s/ JOHN R. HINSON

John R. Hinson
President and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose individual signature appears below authorizes John R. Hinson and Michael K. Matysik, or either of them, as attorneys-in-fact with full power of substitution, to execute in the name and on the behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement including any and all post-effective amendments with the Securities Exchange Commission or any regulatory authority.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on the 27th day of April, 2004.

Signature	Title

/s/ JOHN R. HINSON John R. Hinson	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ MICHAEL K. MATYSIK Michael K. Matysik	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ RUEDIGER NAUMANN-ETIENNE Ruediger Naumann-Etienne, Ph.D.	Chairman of the Board of Directors

/s/ W. ROBERT BERG W. Robert Berg	Director

/s/ JUE-HSIEN CHERN Jue-Hsien Chern, Ph.D.	Director

/s/ HARVEY N. GILLIS Harvey N. Gillis	Director

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Underwriting Agreement*
3.1	Restated Certificate of Incorporation of the registrant (incorporated by reference to the registrant’s Current Report on Form 8-K (File No. 000-49755) filed on May 21, 2003).
3.2	Bylaws of the registrant (incorporated by reference to the registrant’s Current Report on Form 8-K (File No. 000-49755) filed on May 21, 2003).
4.1	Company Specimen Stock Certificate*
4.2	See the registrant’s Restated Certificate of Incorporation filed as Exhibit 3.1.
4.3	See the registrant’s Bylaws filed as Exhibit 3.2.
5.1	Opinion of Perkins Coie LLP as to the validity of the common stock.
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1).
24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.